|------------------|
            [Logo]   AMERICAN ACCESS(TM)                    |  PUBLIC OFFERING |
                     TECHNOLOGIES, INC.                     |     PROSPECTUS   |
                     ------------------                     |     MAY 2, 2002  |
          SOLUTIONS TO OPEN OFFICE ARCHITECTURE             |------------------|



                             American Access common
                             stock is traded on the
                          NASDAQ Small Cap Market under
                                 the symbol AATK

                         128,000 SHARES OF COMMON STOCK

These shares of common stock are being offered by Crescent International Ltd., one of our current shareholders. We issued the shares, or reserved the shares for issuance, to Crescent in connection with investments made in American Access in May 2000.

The selling shareholder may sell the shares covered by this Prospectus on the Nasdaq Stock Market and in ordinary brokerage transactions, in negotiated transactions or otherwise, at prevailing market prices at the time of sale or at negotiated prices, and may engage a broker or a dealer to sell the shares. For additional information, you should refer to the Plan of Distribution section of this Prospectus. The selling shareholder may be deemed to be an underwriter within the meaning of the Securities Act in connection with the sale of its shares. We will not receive any proceeds from the sale of the shares, but will bear the costs relating to the registration of the shares.


--------------------------------------------------------------------------------
INVESTING IN THE COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD CONSIDER CAREFULLY THE RISK FACTORS BEGINNING ON PAGE 4.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
--------------------------------------------------------------------------------

PROSPECTUS SUMMARY

Our company

         American Access manufactures, develops and sells products that place telecommunications equipment in office buildings, hospitals, convention centers, schools, and any building in need of an efficient system to route information. Our zone cabling termination cabinets are used to house and mount telecommunications equipment in ceilings, floors and in modular office furniture. Cables and wires that allow computers, telephones and fax machines to work are also plugged into this cabinet, saving users over time up to 70% of the cost to install, move, add and change the office layout. Our wholly-owned subsidiary, Omega Metals, Inc. is a metal fabricating company with the capabilities for fine finish work, such as powder coating.

         In January 2002, we acquired the product rights to the Eclipse Ultraviolet Light Air Cleansing System. Our initial marketing strategy aggressively targets contractors and distributors who will supply the system to the homeowner, for installation in the central air conditioning system.

         On April 10, 2001 the company signed an Agreement and Plan of Merger with DataWorld Solutions, Inc., Farmingdale, NY, subject to shareholder approval and other customary conditions. We terminated the merger agreement in July 2001 because of substantial and material adverse changes to DataWorld's business, and other breaches of the merger agreement by DataWorld. Currently, the agreement is the subject of litigation in the 18th Judicial Circuit Court, Seminole County.

GENERAL BUSINESS RISK FACTORS

         Except for historical information, the information in this prospectus and in our SEC reports contains forward-looking statements about our expected future business and performance. Our actual operating results and financial performance may prove to be very different from what we might have predicted as of the date of this prospectus. The risks described below deserve your special consideration.

Short Operating History

         We were incorporated in October 1996 and have a limited operating history from which to evaluate our business prospects. Our operating history in the future will be subject to all of the risks and uncertainties inherent in the development and maturation of a business. We have only owned Omega Metals since November 1998.

Our Products may not be commercially successful

         To date, we have only sold limited amounts of our products in the commercial marketplace. We will have to sell our products in greater numbers in order to be successful. However, we may not be able to generate sales of our products in increasing numbers due to several reasons, including the possibility that potential customers will not see the advantage of using our products over the traditional way of cabling telecommunications products.

Our markets are highly competitive

         The telecommunications industry is highly competitive, with several key players. It is also subject to rapid change and sensitive to new product introductions or enhancements and marketing efforts by industry participants. Competitors may be developing technologies or products which may be similar or superior to our. These competitors may have a better ability to market their products.

         To effectively compete, we need to continue to grow our business and to generate greater revenues. This will allow us the resources to develop new products in response to new technology and to meet customer demands in a broad distribution channel. We cannot assure that we will be able to grow sufficiently to compete effectively in this marketplace.

We have had a history of operating losses

         We incurred net losses of approximately $1,441,000 in 2001, $2,034,000 in 2000 and $1,747,000 in 1999. Our expenses are currently greater than our revenues. Our ability to operate profitably depends on increasing our sales and achieving sufficient gross profit margins. We cannot assure you that we will operate profitably.

Competitors may copy our products

         Although we have received patents in the United States on aspects of our products, with additional patents pending in the U.S. and other countries, this may not prevent competitors from developing products substantially equivalent to ours. Patent litigation entails high costs and can take a long time. Therefore, our patent position may not prevent competition.

SECURITIES RISKS

Market price could fall

         If our stockholders sell substantial amounts of our common stock, including shares issued upon the exercise of outstanding warrants in the public market, the market price of our common stock could fall.

Exercise of stock options and warrants will result in dilution

         We have a substantial number of stock warrants and options outstanding, each of which is exercisable to purchase one share of common stock. If all the warrants and options are exercised, the interest of holders of common stock would be subject to substantial dilution.

Potential lack of liquidity

         Our common stock trades on the NASDAQ as a Small Cap stock with a small float. Stocks trading as Small Cap issues with thin floats generally attract a smaller number of market makers and a less active public market and may be subject to significant volatility.

Risk of delisting from Nasdaq

            At February 14, 2002, the price of the Company's common stock had closed below the Nasdaq minimum required $1.00 per share for the past 30 consecutive days. Continued listing standards for Nasdaq require that we must regain compliance and trade above $1.00 for ten (10) consecutive days before August 13, 2002 or, when viewed with other requirements, we risk being delisted from the Nasdaq Small Cap Market. If at August 13, 2002, we have not regained compliance, but we meet the initial listing criteria for the Nadaq SmallCap Market, we will be granted an additional 180 calendar days grace period to demonstrate compliance

USE OF PROCEEDS

            The shares being sold with this prospectus are being sold by selling security holders. American Access will not receive the proceeds of any sales.

MARKET FOR SECURITIES

            American Access' common stock is traded on the Nasdaq Stock Exchange, under the symbol AATK. Prior to April 13, 1999, the company's common stock was traded in the over-the-counter market included in the NASD Electronic Bulletin Board under the symbol AATK.

            The following is the range of high and low closing prices for the company's common stock for the periods indicated:

                   High        Low                 High           Low               High            Low
                     Year Ending                        Year Ending                    Year Ending
                  December 31, 2000                  December 31, 2001               December 31, 2002
1st Quarter       $17.00     $5.75                 $1.90         $0.813            $ 0.80          $ 0.53
2ndQuarter        $13.25     $3.375                $2.00         $0.770
3rd Quarter       $ 9.50     $4.00                 $1.48         $0.56
4th Quarter       $ 5.00     $1.156                $3.92         $0.67


         The above represents inter-dealer quotations which do not include retail mark-ups, markdowns, or commissions, and do not necessarily represent actual transactions. About 4,400 investors were record holders of American Access common stock on April 9, 2002.

DIVIDEND POLICY

         American Access has not paid any dividends on its common stock, and it is not anticipated that any dividends will be paid in the foreseeable future. The Board of Directors intends to follow a policy of retaining earnings, if any, to finance the growth of the company. The declaration and payment of dividends in the future will be determined by the Board of Directors in light of conditions then existing, including the company's earnings, financial condition, capital requirements and other factors.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Overview

         American Access was formed in October 1996 to acquire the assets of Vic Murray and Associates, Inc. American Access purchased VMA to obtain the pending patent for the Zone Cabling Termination Cabinet, which the company has since developed and marketed.

         Shortly after the acquisition of VMA, American Access decided to discontinue the operations and business activities of VMA, which was a manufacturer's representative of various products. Today, we develop, design, and manufacture products for the telecommunications industry. Our cabling cabinets store and efficiently distribute the wiring for computer, telephone, and television systems installed in office buildings, hospitals, schools, convention centers, and any building that needs an efficient system to route information.

         In November 1998, American Access acquired Omega Metals, Inc., a precision sheet metal fabrication operation, which has and will continue to provide product prototyping, manufacturing, assembling and packaging operations to the company. Omega operates as a wholly owned subsidiary with sales and manufacturing intact. The 67,500 sq. ft. plant is actually divided into two facilities, one that manufactures American Access products and one that houses all other manufacturing jobs.

         Our latest acquisition is the product rights to an ultraviolet light air purifying unit that is installed into the duct work in a home's centralized air conditioning system. We retained the marketing services of the product's former owner under a separate agreement.

         A growing awareness of the benefits of zone cabling in the telecommunications industry has prompted the Company to negotiate private label agreements with established solutions providers. We are now generating orders from the earlier agreements, and continue to seek new partners for private labeling. We are also actively pursuing inclusion in federal government projects through our distributors.

         The following discussion and analysis should be read in conjunction with a discussion about risk factors and the consolidated financial statements of the company, included elsewhere in this report.

RESULTS OF OPERATIONS

REVENUES

         Revenues for the year ended December 31, 2001 decreased by $1,203,229 to $4,068,224 as compared to $5,271,453 for the year ended December 31, 2000. Sales of zone cabling termination cabinets decreased by $510,093 and sales of formed metal decreased by $693,136 in 2001 compared to 2000. The decrease in formed metal sales is attributed to cancellations and fewer new projects pursuant to the slowdown of the economy. The decrease in zone cabling cabinets is attributed to the slowdown in the economy, which affected new construction.

COSTS AND EXPENSES

         Direct costs for the year ended December 31, 2001 represented 53.0% of revenues. For the year ended December 31, 2000 these costs represented 48.7% of revenues. The increase in direct costs is primarily due to the smaller formed metal jobs and to a price reduction in the zone cabling cabinets, implemented in anticipation of larger and multiple orders from our growing number of distributors and OEM partners.

         Compensation and related benefits expenses decreased by $276,284 to $1,168,153 for the year ended December 31, 2001. These costs totaled $1,444,437 for the year ended December 31, 2000. This decrease is due primarily to the adjustment of our sales force.

         Selling, general and administrative expenses for the year ended December 31, 2001 amounted to $1,839,489. This was a decrease of $552,978 from the December 31, 2000 amount of $2,392,467. This reduction was primarily a result of reduction of commissions paid to outside reps, reduced travel, reduced payroll taxes due to fewer employees, reduced office expenses, a reduction in professional fees (primarily attorneys), and significant reduction in amortization due to goodwill written down last year.

LOSS FROM OPERATIONS

         Loss from operations for the year ended December 31, 2001 increased $63,843 to $1,417,496 as compared to $1,353,653 for the year ended December 31, 2000.

NET LOSS

         Net loss for the year ended December 31, 2001 decreased $592,724 to $1,441,069 as compared to $2,033,793 for the year ended December 31, 2000. This improvement is the result of not having unusual (non-operating) expenses in 2001.

LIQUIDITY AND CAPITAL RESOURCES

         Net cash used by operating activities was $867,407 and $1,195,401 for the years ended December 31, 2001 and 2000 respectively. Net cash used by operating activities during the year ended December 31, 2001 consisted primarily of net losses, increase in accounts receivable, offset by depreciation, amortization and warrants issued for services. Net cash used by operating activities during the year ended December 31, 2000 primarily consisted of net losses, increase in inventories and decrease in accounts payable, offset by depreciation, amortization, provision for uncollectible notes, loss on impairment of assets and warrants issued for services.

         Net cash used in investing activities for the year ended December 31, 2001 was $1,571,865. This represents purchase of investments offset by proceeds of $200,000 from notes receivable. Net cash provided used in investing activities for the year ended December 31, 2000 was $6,417. Funds received were from the sale of investments and payment of notes receivable offset by increase in notes receivable and property and equipment acquisition.

         Net cash provided by financing activities was $2,388,081 for the year ended December 31, 2001. The Company received proceeds of $2,624,675 from the exercise of warrants and repaid a capital lease of $244,379. In the year ended December 31, 2000, the company received proceeds of $1,573,885 from the sale of common stock and warrants. The company utilized $73,812 to repay a line of credit and $612,416 to acquire treasury stock.

         The company's operating and capital requirements in connection with its operations have been and will continue to be significant. Based on its current plans, the company anticipates that revenues earned from product sales will be the primary source of funds for operating activities. In addition to existing cash and cash equivalents, the company may rely on bank borrowing or the exercise of existing warrants to meet its basic capital and liquidity needs for the next 12 months. Additional capital is being sought to fund the expansion of our product line and marketing efforts, which may also include bank borrowing or a private placement of securities.

         Our May 2000 Stock Purchase Agreement with Crescent International Ltd., a Bermuda-based investment company, expired in the fourth quarter of 2001. Upon execution of the Stock Purchase Agreement Crescent purchased 406,278 shares of Common Stock at a purchase price of $1,900,000.

         Crescent still owns an Incentive Warrant to purchase up to 128,000 shares at an exercise price of $7.0149 per share, which expires in May 2005. This exercise price is subject to adjustment under certain circumstances in the event of stock splits, stock dividends, recapitalizations, reclassifications, and similar events.

         The Company has filed a post-effective amendment to the Registration Statement for the shares underlying the Incentive Warrant. Pursuant to Crescent's Registration Rights, the Company was required to pay to Crescent liquidated damages of $82,455 for failing to keep the Registration Statement effective prior to this amendment.

         Our contractual obligations and commercial commitments consist of payments due monthly on a lease for our Lake Mary property. Lease payments total $160,798 for the period from March 1, 2002 until the lease ends on May 30, 2003. We own our Keystone Heights facility, which is unencumbered. Additionally, under a purchase of product rights agreement for our recently acquired ultraviolet light air cleansing system, the Eclipse, the Company, along with other conditions, is obligated to pay $500,000 in restricted common stock. The Seller has the discretion to call for shares no sooner than one year after the effective date of the agreement and no later than five years after the effective date.

         Management's plans include the following:

         o Sales of our products in the last quarter of 2001 increased by more than 44% from sales in the third quarter 2001. However, we have posted a net loss for 2001, which we attribute to the soft economy, a factor in zone cabling projects being cancelled or postponed, and which caused a loss of metal fabricating business when some of Omega's customers ceased operations.
         o The company added to its sales efforts beginning in the fourth quarter of 2001. We hired an inside sales associate and in February and March 2002, we hired three independent sales associates who will work closely with our distributors, Value Added Resellers, and end-users. Our vice president of sales is making more direct calls on large corporations for private labeling and in conjunction with expansion projects they may have planned. Our emphasis continues to be on private labeling for other innovative companies that see the value in our products but would prefer to market then under their own names. We have signed agreements with some large and well-respected telecommunications companies, and other agreements are pending. We expanded our product line in 2001, and our wireless cabinet has been well received in the marketplace.
         o We are focused on growth for sales and revenue. We remain debt free, with substantial working capital after the exercise of stock purchase warrants in October 2001 netted the Company almost $2.7 million. We have the capacity for the manufacture of American Access products and other metal fabricating jobs with potential revenues three times our current revenues. The combined operation provides a greater diversification of facilities and equipment.
         o We added to our product line in January 2002 when we acquired all rights to the Eclipse Ultraviolet Light Air Purifying System, installed in a home's HVAC system. We believe that this acquisition will expand our presence in the marketplace and significantly contribute to our revenue growth.
         o American Access in 2001 amended its Qualified Stock Option Incentive Plan for Employees and Directors, which was approved by shareholders at the 2000 annual meeting. By amending the plan, we are able to continue to offer this incentive to employees who are key in making the company grow profitably.
         o In November 2001, the Board of Directors voted to participate in a stock by-back program, the third year we have chosen to invest in our Company. The Board authorized $1 million in stock purchases, and to date we have bought back 29,800 shares totaling $1,500 in December 2001 and $22,000 in 2002.

         o The Company is currently a member of the Telecommunications Industry Association, and we have committed to working on its subcommittees that study zone cabling solutions. The TIA sets telecommunications industry standards.
         o We created an Advisory Board of accomplished professionals in the telecommunications and other related industries. Members are assisting us in evaluating joint ventures, pending and future private label agreements, and possible future acquisitions and mergers. Members may also review public relations and marketing materials, make presentations, introduce the Company's zone cabling products to help establish a niche in the marketplace, suggest improvements to business procedures, and advise the Company on products, industry customs and trends.
         o The company believes that it can acquire working capital through sale of additional securities, including exercise of outstanding warrants, private placement, or borrowings, including bank borrowing and private equity lines, in view of the nature of its customer base. Indeed, in October 2001, the Company realized almost $2.7 million from the exercise of warrants. The company continues to be subject to a number of risk factors, including the uncertainty of market acceptance for its product line, the need for additional funds in the future, competition, technological obsolescence and the difficulties faced by young companies in general.

OUR BUSINESS

Our background

         American Access founder, Victor E. Murray, began working in the electrical, cable and industrial supply business in 1945, forming strong relationships with electrical engineers, electrical contractors, municipalities, power companies and distribution companies, eventually opening his own company in 1977.

         Murray seized an opportunity to evaluate industry needs after the break-up of the AT&T monopoly, when thousands of technology, service and equipment companies began to develop revolutionary telecommunications products and services. Simultaneously, the computer industry rapidly evolved, creating even more opportunities.

         Murray decided to specialize in wire management for Voice, Data, Fiber Optic, CCTV and CATV applications. With the birth of new and revolutionary high speed telecommunications technology and equipment, wiring and wire management would become a critical part of telecommunications. American Access is gaining a reputation as an innovator in the field of wire management, having consulted on, designed and supplied product for a wide range of building projects. Our ceiling and raised-floor cabinets, and our systems furniture panels, can save up to 70% of the cost to reconfigure office and school data centers and networks by eliminating excessive wiring and rewiring in traditional home run arrangements. To keep pace with the market, we introduced a wireless access-point enclosure in 2001.

         Our wholly-owned subsidiary, Omega Metals, Inc., continues to manufacture zone cabling cabinets along with other metal fabricating jobs, ensuring quality and cost control. Omega in 2000 and again in 2001 was sub-contracted to participate in the manufacture of chemical warfare detectors for the U.S. Army. Also, Omega provided a key component for a secured telecommunications system pursuant to a rush order for the Pentagon's ongoing renovations and emergency need in the fall of 2001.

         In January 2002, we acquired the product rights to the Eclipse Ultraviolet Light Air Cleansing System. Our initial marketing strategy aggressively targets contractors and distributors who will supply the system to the homeowner, for installation in the central air conditioning system.

         Currently a member of the Telecommunications Industry Association, our Company has committed to working on its subcommittees that study zone cabling solutions. The TIA sets telecommunications industry standards.

         We held our first meeting of our newly-created Advisory Board during the prestigious Building Industry Consulting Services International (BICSI) in January 2002. Our advisors are accomplished professionals in the telecommunications and other related industries. Members are assisting us in evaluating joint ventures, pending and future private label agreements, and possible future acquisitions and mergers. Members may also review public relations and marketing materials, make presentations, introduce the Company's zone cabling products to help establish a niche in the marketplace, suggest improvements to business procedures, and advise the Company on products, industry customs and trends.

         The Company's web presence, the subsidiary Zonecabling.com, was built with an in-house technology team after relations with a joint venture partner ended in litigation. However, we determined that marketing our products through a website competed with our traditional marketing methods. Currently, this subsidiary is subject to a Management with Option to Purchase Agreement with a former major stockholder/officer/director and its role is being evaluated. If the option to purchase the subsidiary is exercised before the expiration of the agreement on December 31, 2002, the Company would receive $500,000 under the terms of the agreement.

         We have expanded our proprietary line of products to include several different sized cabinets and a new wireless cabinet, and we continue to forge private labeling agreements with several manufacturers, for which we custom design products to their specifications, serving as an Original Equipment Manufacturer, or label our standard and modified products to suit these customers' needs. Among those solutions providers are Tyco's AMP and America Cabling System (ACS) divisions, Hitachi's Maxcess, and Flexspace. We have also negotiated with Anixter International, one of the nation's top distributors of telecommunications systems' products, to include our products in its repertoire for government contracts and large private sector jobs. We signed a new distributor agreement with Anixter in February 2002. Independently, we are an approved government vendor, able to sell our products for network applications at the federal level.

Termination of proposed merger with DataWorld Solutions, Inc and resulting litigation

         On July 19, 2001, American Access filed a complaint in the Florida court's, 18th Judicial Circuit, against DataWorld Solutions, Inc., of Farmingdale, New York, seeking a declaratory judgment that American Access was permitted to terminate its Agreement and Plan of Merger with DataWorld, entered into on April 10, 2001, and is not subject to a penalty for terminating said agreement. The termination was predicated on substantial and adverse material changes to DataWorld's business and other actions taken by DataWorld.

Background of our product development

         Until now, wire management systems have not evolved as rapidly as the telecommunications industry. Industry leaders began to realize that with the advent of technologically advanced equipment, systems, new methods of conveyance, and the demand for connection to the Internet the established methods of wiring and wire management were outdated.

         Telecommunication wiring originates outside the building and is routed into the building through either an underground, direct buried or aerial facility. The wiring is then distributed to each floor of a building through areas known as telecommunications closets. From the closets, all wiring is sorted and distributed as needed to all the workers' stations on that floor. Every workstation, where phones, computers and fax machines are located, is required to have two horizontal cables running from it to the telecommunications closet. This traditional method of wiring is called star topology. It provides very little flexibility when wires and cables need to be rerouted as additions or changes are made at a workstation.

         The telecommunications closet is located in a common area within each floor. The cables distributed from it could be as far as 295 ft. (90 meters) away from each workstation. For voice wiring, the maximum main cable length is 800 meters. This illustrates that a massive amount of wire is required for telecommunications. It is not unusual for a 40-story building to have 200-300 miles of wiring. To meet the many industry standards and regulations, the old method of cable distribution in an office environment requires very expensive modular furniture to help route the miles of wires. In some applications, even modular furniture may not meet industry guidelines. American Access products meet industry standards and are specially designed solutions to cabling problems.

         Today, we all rely on staying in touch. People communicate more with computers, phones and fax machines. To accommodate the growing telecommunications industry, more cables and wires must be run to carry voice, data, and video images faster, cheaper, cleaner, in longer runs, and using less space. At the same time, future additions and changes to a system must be considered. Old methods of wiring require that a new line of cable be run from the user's desk, or workstation, back to the telecommunications closet for each and every change. Our enclosure, the Zone Cabling Termination Cabinet, eliminates the need for those new lines by placing the telecommunications equipment close to the workstation and in an inconspicuous location.

         Zone cabling is used in open office areas, hotels, convention centers, entertainment and theme parks, hospitals, government buildings, schools, industrial complexes, data centers, banks, and any other area where a flexible cable layout is required to support a changing or growing network for communicating information.

AMERICAN ACCESS PRODUCTS

         The American Access product line capitalizes on the need for zone cabling solutions. Our cabinets provide efficiency and flexibility, and are the only fire-rated and Underwriter's Laboratories approved systems in the industry.

         In 1996, we consulted with many of the leading telecommunications specialists and engineers. All were in agreement. No one had developed a device that met all of the industry standards and could effectively and efficiently be used to house and route telecommunications cables and wires. However, some sort of device was absolutely required to complete the Open Office Architecture design. American Access researched and verified that no such enclosure existed. In fact, our research revealed that no one was even developing such a device.

         We designed an enclosure to house and distribute telecommunications wiring and equipment in buildings. This enclosure is called a Zone Cabling Termination Cabinet. We currently hold a patent for this cabinet that may be installed in the ceiling, above the ceiling, on or in the wall or in the floor structure. The ceiling unit fits into the suspended ceiling, providing easy access to the wires and cables running to each workstation. Less cable is used. Installation is easier and quicker, causing fewer disruptions and down time for office workers. The floor and modular furniture units provide the same solution as our ceiling unit installations. Our modular furniture unit is named EthoCom.

         We believe that our products are among only a few manufactured that can efficiently house telecommunications cables, distribute wiring to workstations, and store unused cabling until it is needed, while complying with all industry and government guidelines, standards and regulations. The cabinets can be used for all low voltage wiring systems, including voice, data, video, building controls, security, and fire/life/safety wiring systems. The cabinet was designed to accommodate all manufacturers' equipment.

Product application

         The zone cabling cabinet will reduce the amount of wire running from the workstation to the telecommunications closet. The wiring will now run from the workstation to our cabinet, which is readily accessible through the ceiling grid system, the floor, or through the modular furniture. The cabinet is designed to accommodate all of the newly developed Open Office Architecture wiring equipment. This ceiling enclosure is mounted in a standard 2ft. x 4ft. or 2ft. x 2 ft. ceiling grid system, but is physically attached to the building structure to support the weight of the equipment installed within the enclosure. The equipment is reached through a door that opens from below the ceiling for easy maintenance, installations and changes. The floor system is installed under raised floors with easy access. Modular office furniture is our most recent application, which we developed in conjunction with a special line of Herman Miller furniture. Specially trained, highly-paid technicians will be required for far fewer hours to make those changes when any of our systems grow or are reconfigured. The new equipment just plugs in, creating less down time and less loss of productivity. Cables are easily re-routed and reused. Less cable is used, reducing the cost of materials and labor. Money is saved with the initial installation and when systems are changed.

         The cabinets make better use of telecommunications closets, reducing the mass of cables to be run throughout the building. Building owners are then provided more usable space that generates rent.

Product standards

         The standards, regulations and various industry association guidelines are very specific. They address the components of the product, the product itself, the installation, and every aspect that may affect the safety of people or property, including:

o wire and cable lengths and widths, the minimum and maximum allowed. For example, to wire for a telephone system, the maximum main cable length is 800 meters;

o        ability of the product to withstand heat and fire damage;

o markings. Each enclosure must be marked with the manufacturer's name, trademark, or other descriptive marking. An enclosure may also be designated with environmental ratings, such as rainproof, watertight, corrosion resistant and dust-tight;

o number of cables needed to run from the telecommunications closet to the workstation;

o        voltage and grounding concerns; and

o        the ability of the product to function as advertised.

         American Access believes its Zone Cabling Termination Cabinet is one of a handful of products that meets the standards and requirements of the telecommunications industry, including Building Industrial Consulting Services International, National Electric Code regulations NEC 300-22 B & C, American National Standards Institute/Telephone Industry Association/Electrical Industry Association publication 568 A, as well as the zone cabling guidelines as specified in the Telecommunications Systems Bulletin - TSB 75. This product was the first to be tested by Underwriters Laboratories for this application. Therefore, Underwriters Laboratories has assigned this product to a new category listing. This listing is identified as UL 1863, telecommunications cabinets. In conducting product tests, Underwriters Laboratories lists, classifies, or recognizes products for their ability to perform as designed. A UL listing is the highest category a product can achieve, implying that as tested, all components of the product work as expected. Our products achieved this highest level after testing.

MARKETING

         Our efforts indicate that the telecommunications industry is beginning to promote zone cabling as a means to distribute fiber and short runs of enhanced copper, which are used as a conductor for telecommunications signals from outside lines into buildings and to telephones, fax machines and computers. This new cabling architecture provides broader band width, which means increased Internet speeds, and reduces costs associated with moves, adds, and changes
(MACs) in an office setting.

         Although our previous marketing strategy had focused on "channel distribution" whereby distributors entered partnership programs to stock products in regional warehouses and to promote that product through the distribution channel, we have expanded this focus to include our own sales professionals who target key accounts at the design phase and who are building relationships with Original Equipment Manufacturers and Value Added Resellers that can include our products in the early phases of network design and implementation. . We have begun to participate as guest speakers in regional sales meetings for telecommunications network installers and in national conferences, such as the BICSI Winter Conference. By sharing our message with decision-makers in the industry, we believe recognition and acceptance for zone cabling will fuel our marketing efforts.

         Concurrently, Omega Metals and our powder coating process utilize two manufacturers' representatives, who are independent contractors, and who sell our products in the Eastern United States. Omega's vice president of sales coordinates the rep-driven system, and with our reps makes calls on the end users of metal fabrication. Some accounts, which have been developed in house, have been retained by Omega.

         We use several brochures to assist in marketing. These pieces range from one page to an eight page full color product and application brochure. We also maintain a World Wide Web site for the casual visitor, telecommunications expert, and the investor. All of these marketing/media materials provide company information, product information, engineering specifications, drawings, application for use, installation instruction, and features and benefits tailored to each individual market need. Additionally the World Wide Web site provides marketing support materials that can be downloaded and printed at individual locations throughout the world. Questions and answers can be transmitted via e-mail feedback capability, query analysis for tracking of inquiries, lead generation for the distributors, distribution of marketing materials to end-users not normally addressed by the individual distributors.

         The company participates in three or four trade shows per year.

         The end users of our products contract with specialized, Building Industry Consulting Services International (BICSI) Certified Registered Communications Distribution Designers (RCDD), qualified engineers and contracting firms. These specialists design, specify, purchase and install cabling of all types, switches and all other telecommunications equipment as required by the end user. All product purchases are made through authorized distributors with the exception of certain companies who can purchase extremely large quantities as a private label type product.

         We believe the market potential is enormous for new installation and for refurbishing existing Zone Cabling Termination Cabinets and that the partnering for private labeling and government sales will enhance our position in the industry.

Distribution and Sales

         American Access Technologies maintains authorized distributors that are providers of integrated cabling and network solutions that support business information and network infrastructure requirements. These distributors team with customers to implement network solutions by combining a variety of customized pre- and post-sale services and products from the world's leading manufacturers. Our authorized distributors include: Accutech, , Anixter, Best Communications, Branch Datacom, CED Electric, Coleman's, Communications Supply Corp., Core Data Comm, Energy Electric, Englewood Electric, GE Supply, Graybar, Hughes Supply, Kent Datacom, LiteComm Supply, Madison Electronics, Platt, RESOURCElectronics, Rexel/CCW, State Electric, Southern Distribution and WESCO Distribution.

Competition

            The markets for our products are highly competitive and subject to rapid change. These markets are sensitive to the introduction of new products and the enhancement of existing ones. Industry participants also aggressively market their products.

         Competitors may be developing technologies or products that may be similar or superior to ours. These competitors may have a better ability to market their products.

         In order to effectively compete, we need to make our business grow. By generating greater revenues, we will have the resources to develop new products in response to new technology. We will be able to meet customer demands, and to sell products in a broad distribution channel. We cannot assure that we will be able to grow sufficiently to compete effectively in this marketplace.

MANUFACTURING/OMEGA METALS, INC.

         We have developed all of our products utilizing computer assisted design drawings (CADD). Master copies of these drawings are safeguarded at the home office and certain copies are available to outsource firms. On November 12, 1998, we acquired all the outstanding common stock of Omega Metals, Inc.(Omega), in exchange for 226,470 shares of our common stock. Omega has been a contract manufacturer of various products used in the telecommunications industry.

         Omega is a precision sheet metal fabrication and assembly company located in Northeast Florida midway between Jacksonville and Gainesville. The company was established in 1981, serving a diverse client base of over 300, including engineering, technology and electronic companies, mostly in the Southeastern markets. Clients include CSX Railroad and the U.S. military.

         We operate from a 67,500 sq. ft. manufacturing facility situated on 8 1/2 acres of land that we own. The manufacturing process is run by a state-of-the-art computer control system. Manufacturing services include precision stamping, bending, assembling, painting and silk screening. Quality control at Omega Metals is based on the Department of Defense military standard MIL-1-45208A. Inspection equipment is strictly maintained to assure consistent quality.

         In March, 2000, our new powder coating system began operations. The powder coating system imparts the highest quality finish to fabricated metal. Diversified facilities and equipment allow Omega Metals, Inc. to handle a broad range of customer requirements. Strict attention to quality assures our customers of consistent production and conformity to their specific requirements.

         The manufacturing capability is not limited to only precision metal fabrication. On site state of the art high-tech surface coatings such as iridizing, powder coating, silk screening and specialized production painting are also available.

         Omega will continue to operate as a wholly owned subsidiary with sales and manufacturing intact. In 2000, a clean room powder-coating operation and expanded office space had been completed. Omega markets its services through two sales representatives who are independent contractors covering the Eastern United States. Omega's vice president of sales works in the field, calling on and developing accounts.

FUTURE PRODUCT DEVELOPMENT

         As we identified the specific product needs of the telecommunications industry, products were developed to meet these needs. The products assist equipment manufacturers in marketing their own products. We continue to customize our zone cabling termination cabinets to meet the needs of our customers. We are developing new enclosures that further streamline the cable path for fiber optic and copper wiring, including a space-saving 2' x 2' ceiling tile unit and a wireless unit. There can be no assurance that any new products will be successfully developed or marketed.

INTELLECTUAL PROPERTY

         Currently, multiple United States Patents have issued for the related technology of our Zone Cabling Termination Cabinet, including U.S. Patent No. 5,911,611 issued on June 15, 1999, U.S. Patent No. 5,842,313 issued on December 1, 1998, and U.S. Patent No. 6,112,483 issued on September 5, 2000 for Communications Cable Interconnection Apparatus and Associated Method For An Open Office Architecture. Foreign applications are pending for this disclosure in Australia, Canada, China, Japan, Mexico, and Europe. Registrations in Germany, Austria, and Great Britain are being processed with patent grants anticipated.

         In addition to the Zone Cabling enclosure, U.S. Patent No. 6,201,687 for Modular Furniture Wall System and Method for Telecommunications Equipment and Wire Management In An Open Office Architecture was issued on March 13, 2001.

Competitors may copy our products

         Although we have received patents in the United States on aspects of our products, competitors may not be prevented from developing products substantially equivalent to ours. Patent litigation entails high costs and can take a long time. Therefore, our patent position may not prevent competition

GOVERNMENT REGULATION - INDUSTRY STANDARDS

         Our products and those in the telecommunications industry must meet governmental and industry standards. In the U.S., our products must comply with various regulations established by the Federal Communications Commission and Underwriters Laboratories, as well as standards established by Bell Communications research and local building codes. Our cabinet has been approved by Underwriters Laboratories for low voltage communications. It meets or exceeds the national electrical code requirements. We belong to trade organizations such as the Telecommunications Industry Association, International Association of Electrical Inspectors and Building Industrial Consulting Services International.

EMPLOYEES

         American Access is managed by working directors and key personnel at both its corporate headquarters in Lake Mary, Florida and its manufacturing site in Keystone Heights, Florida. Approximately 27 full-time employees staff American Access in management, sales, administration and production.

         Omega employs approximately 50 persons, including 5 in management, 2 in marketing and sales, 3 in engineering and 40 in production and distribution.

LITIGATION

         American Access Technologies, Inc., on September 14, 2000 was served as a defendant in a lawsuit filed by Vulcan Microsystems, Inc. in the Circuit Court of the Eleventh Judicial Circuit for Miami-Dade County Florida. Vulcan alleges that American Access breached the terms and committed other misdeeds in connection with the companies' letter of intent to establish a joint venture to engage in e-commerce. Vulcan is seeking in excess of $15,000 damages. American Access intends to vigorously defend its position and has filed a counterclaim against Vulcan to include damages in excess of $15,000. We allege that Vulcan breached the terms of the letter agreement and committed other misdeeds in connection with the joint venture.

         American Access at March 15 has filed suit in Seminole County Circuit Court, 18th Judicial Circuit, against McLean Ventures LLC, and personal guarantor Manuel Iglesias, for default in payment of a promissory note of $325,000, with accrued interest in excess of $36,000 at December 31, 2000. We are seeking full repayment of the note. The original promissor, Universal Beverages Holding Corp., Inc., assigned its obligations with written consent of the Company, after the Company filed a lawsuit for default of the original note of $500,000 plus accrued interest. Although McLean paid the accrued interest and a portion of the principal at assignment, its obligations were in default at October 31, 2000. This note is reserved for the full amount owed. McLean failed to answer our complaint, and we sought a default judgment against it, which was granted May 22, 2001. We are pursuing legal remedies to aid in collection of this judgment.

         On April 10, 2001, American Access Technologies, Inc. entered into an Agreement and Plan of Merger with DataWorld Solutions, Inc., of Farmingdale, New York, in which our newly incorporated subsidiary, Dolphin Acquisition Corp., a corporation registered in Delaware, was to have been merged into DataWorld, with DataWorld the surviving subsidiary. Subsequent to signing the agreement, DataWorld suffered material adverse effects to its business condition, which we believe so prejudiced the terms of the merger against our shareholders that we terminated the agreement on July 2, 2001. We filed suit against DataWorld on July 11, 2001 in the 18th Judicial Circuit Court, Seminole County, Florida, seeking general damages in excess of $15,000 from DataWorld for breach of contract. DataWorld countersued for $500,000, the termination payment specified in the agreement, payable under limited circumstances. We do not believe that DataWorld is entitled to the termination payment. There is no guarantee that this litigation will terminate in our favor.

FACILITIES

         The company maintains offices at 37 Skyline Drive, Suite 1101, Lake Mary, FL 32746. The 10,472 square feet of office space is leased for 4 years, expiring May 30, 2003, at a rent of approximately $11,000 per month. Management believes that the terms of its lease are at least as good as may be obtained from another party.

         Omega Metals operates from its 67,500 sq. ft. manufacturing facility situated on 8 1/2 acres of land that it owns in Keystone Heights, midway between Jacksonville and Gainesville.

MANAGEMENT

The directors and executive officers of the Company are as follows:

     Name                   Age       Position

     John Presley            62       President, Director
     Joe McGuire             43       Sec/Treasurer, Director
     Steve Robinson          53       Director
     Erik Wiisanen           55       Director, VP Marketing, Omega Metals, Inc.
     William Hadaway         56       Director
     William Boyd            43       Vice President

         JOHN PRESLEY. Director of the company since November 1998, and President since April 12, 1999, Presley is a graduate registered professional Engineer. He graduated from the University of Florida in January of 1961 with a BSME, and attended a number of colleges for graduate work. He worked in many industries as an engineer and manager before founding Omega metals in 1981. Omega became a wholly-owned subsidiary of American Access in November, 1998.

         JOSEPH MCGUIRE was hired by the Company on June 4, 2000. The Board of Directors appointed him Chief Financial Officer and Director on June 29, 2000. He has 13 years CFO experience, holding not only his CPA, but various Series licenses. He is a graduate of the University of Notre Dame. From 1998 until June 2000, he was Chief Financial Officer for Hirst Investment Management, Inc. From 1997 to 1998, CFO for MHR Fund Management; from 1995 to 1997, CFO for the Common Fund; from 1994 to 1995, CFO for Link Strategic Investors; and from 1989 to 1995, CFO for John Henry & Co., Inc. Prior to 1989, he held management positions with Dean Witter Reynolds, Paine Webber, Inc., and Price Waterhouse.

         ERIK WIISANEN, Vice-President-Marketing of Omega., was elected a director in December, 1999. He graduated from Cornell University in 1965. He worked in Banking as a Vice President of Barnett Bank until 1970 and was a representative for shipping interests until helping to found Omega Metals in 1981. He was co-founder and President of the Board of Directors for a private kindergarten. He has been vice president in charge of sales for Omega since 1981.

         STEVEN ROBINSON, director, is an original founder of American Access Technologies, Inc. He was appointed to the Board again in January 2001. He has an extensive background in sales, marketing and operations with several well-known local corporations. Since February 2001, he has served as President of IbidAmerica, Inc. He was instrumental in developing Network 2000 sales as a long-distance independent marketing/sales company for US Sprint. He is retired from the US Navy. While in the Navy, he specialized in logistics and supply management including federal government purchasing within DFARS regulations, contract management and inventory control. He is the founder and majority shareholder and currently president and CEO of a chemical manufacturing and marketing company. He also is the majority shareholder of a wireless digital phone services and products distributor.

         WILLIAM HADAWAY, director appointed in January 2001, is a 1965 graduate of the University of Buffalo with a B.S. degree in Accounting. He earned his CPA license from the University of the State of New York in 1967. In 1981 he was granted a CPA license from the Florida Institute of Certified Public Accountants. Hadaway has been a sole practitioner or partner in a public accounting firm since 1971. He has lectured on budgeting, cash management and taxes. Prior to establishing his own firm, Hadaway was employed by Lathan, Lumsden & McCorminck, the largest non-national CPA firm in Buffalo, NY., and by Fiddler & Co., CPA in western NY.

         WILLIAM BOYD, Vice President, has more than 10 years of telecommunications and cable distribution sales experience. He was Datacom Manager for GE Supply, Jacksonville, FL before joining American Access management in 2000. From September 1999 to December 1999 he was National Account Manager for Tyco/ADT, promoted from Systems Sales Executive with Tyco, a position he held since February 1996. Prior to jointing Amp, Boyd was Vice President of National Sales and Marketing for Cable Distribution Systems, Inc., from February 1992, and Government Accounts Manager for Holscher-Wernig, Inc. before its merger with Cable Distribution Systems.

EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

         The following table sets forth the total compensation paid to the Company's chief executive officer for the last three completed fiscal years and to any officer who earned $100,000 or more per year, (the "named executive officers").


------------------------- --------------- ------------------ --------------------- ----------------
Name and Position               Year      Total Income       Other Annual Bonus    Other Annual
                                                                                   Compensation
------------------------- --------------- ------------------ --------------------- ----------------
John E. Presley,                2001         $175,000               -0-                 -0-
President
------------------------- --------------- ------------------ --------------------- ----------------
Erik Wiisanen                   2001         $125,000               -0-                 -0-
Vice President
Omega Metals
------------------------- --------------- ------------------ --------------------- ----------------
Joseph McGuire                  2001         $115,000               -0-                 -0-
Chief Financial Ofc.
------------------------- --------------- ------------------ --------------------- ----------------
John E. Presley,                2000         $175,000               -0-                 -0-
President
------------------------- --------------- ------------------ --------------------- ----------------
Erik Wiisanen                   2000         $125,000               -0-                 -0-
Vice President
Omega Metals
------------------------- --------------- ------------------ --------------------- ----------------
John Presley,                   1999         $175,000               -0-                 -0-
President
------------------------- --------------- ------------------ --------------------- ----------------
Erik Wiisanen                   1999         $125,000               -0-                 -0-
Vice President
Omega Metals
------------------------- --------------- ------------------ --------------------- ----------------


OPTIONS/SAR GRANTS IN LAST FISCAL YEAR
(Individual Grants)

         The following information sets forth the individual grants of stock options and freestanding SARs to the Company's named officers in the above table in the fiscal year ended 2001.

--------------------- ----------------------------------- ------------------------------------ ------------ ------------------
Name                  Number of Securities Underlying     % of Total Options/SARs Granted      Exercise     Expiration Date
                      Options/SARs Granted                Employees in Fiscal Yr.              Price
--------------------- ----------------------------------- ------------------------------------ ------------ ------------------
John Presley,         193,334                              10.02%                               $1.00        July 1, 2006
President             332,685                              17.25%                               $2.25        April 9, 2006
--------------------- ----------------------------------- ------------------------------------ ------------ ------------------
Erik Wiisanen         188,333                               9.76%                               $1.00        July 1, 2006
Vice President        332,685                              17.25%                               $2.25        April 9, 2006
Omega Metals
--------------------- ----------------------------------- ------------------------------------ ------------ ------------------
Joseph McGuire        193,333                              10.02%                               $1.00        July 1, 2006
CFO                   100,000                               5.18%                               $2.25        April 9, 2006
--------------------- ----------------------------------- ------------------------------------ ------------ ------------------


AGGREGATED OPTIONS/SAR EXERCISES IN LAST FISCAL YEAR and FY-END OPTIONS/SAR
VALUES

         The following table sets forth the number of stock options and freestanding SARs exercised by the named executive officers in the above table during the last completed fiscal year. No options were exercised in such year.

----------------------- ---------------- ---------- --------------------------- -----------------------------
Name                    Shares           Value      Number of Unexercised       Value of Unexercised
                        Acquired On      Realized   Securities Underlying       In-The-Money Options/SARs
                        Exercise                    Options/SARs at FY-End      At FY-End
----------------------- ---------------- ---------- --------------------------- -----------------------------
John Presley,           --0--            --0--       1,318,019                   --0--
President
----------------------- ---------------- ---------- --------------------------- -----------------------------
Erik Wiisanen           --0--            --0--         787,888                   --0--
Vice President
Omega Metals
----------------------- ---------------- ---------- --------------------------- -----------------------------
Joseph McGuire          --0--            --0--         393,333                   --0--
Chief Financial Ofc.
----------------------- ---------------- ---------- --------------------------- -----------------------------

         On April 9, 2001, Mr. Presley and Mr. Wiisanen entered into one-year employment agreements with the Company, whereby their salaries would remain at the current level and each was issued an additional 332,685 stock options at the exercise price of $2.25. Additionally, CFO Joseph McGuire entered into a one-year employment agreement on April 9, 2001 that includes compensation at his current salary and an additional 100,000 stock options.

         On December 21, 2001 shareholders at the annual meeting approved amendments to the Directors and Employees Stock Option Plans, implemented in 2000 and revised by the Board in August, 2001. Under the Employee Plan, Mr. Presley, Mr. Wiisanen and Mr. McGuire have each been granted 100,000 options at
1.00. Mr. Presley also has been granted 93,334 options under the Directors Plan. Mr. Wiisanen has been granted 88,333 under the Director's Plan, and Mr. McGuire 93,333 under the Directors Plan.

DIRECTOR COMPENSATION

         Directors are paid $500 for meetings attended at our corporate headquarters and $250 for telephonic meetings. All travel and lodging expenses associated with directors' meeting(s) are reimbursed by the company.

         On December 21, 2001, the shareholders voted to amend the 2000 Directors Stock Option Plan to increase the shares funding the plan from 300,000 to 600,000. The plan was originally adopted in June 2000 as incentive for continued and future service. Each director is awarded 50,000 options to purchase American Access stock with additional shares granted for service on committees, automatically renewable each year.

INDEMNIFICATION

Florida Business Corporation Act

            Subsection (1) of Section 607.0850 of the Florida Business Corporation Act empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise (including an employee benefit plan), against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

            Subsection (2) of Section 607.0850 of the BCA empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted under similar standards, except that no indemnification may be made in respect to any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation unless and only to the extent that the court in which such action or suit was brought, or any other court of competent jurisdiction, shall determine that despite the adjudication of liability, but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

         BCA Section 607.0850 further provides that indemnification provided for by Section 607.0850 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled and empowers the corporation to purchase and maintain insurance on behalf of a director, officer, employee or agent of the corporation against any liability asserted against him and incurred by him in the capacities set forth above, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liabilities under Section 607.0850.

Who we indemnify

         Article 4 of American Access Articles of Incorporation provides that the company shall indemnify those persons entitled to be indemnified, to the fullest extent permitted by law.

Indemnification against public policy

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the company, the company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         John Presley, President and Director, is the brother-in-law of Erik Wiisanen, Vice President of Marketing for Omega Metals, Inc. and a Director for American Access Technologies.

         In May and June 2000, the Company authorized loans to three directors, who also were officer-employees of American Access or its subsidiaries, and who secured the loans with personal assets unrelated to these transactions. The secured loans were to enable these directors to cover margin calls precipitated by a drop in the price of the Company's common stock. On May 31, Director and Company President John Presley and Director Erik Wiisanen each executed a promissory note and security agreement for $75,000 and $60,000 respectively, payable to the Company on or before December 31, 2000, with interest at the rate of 10 percent paid in arrears. On June 8, 2000, Director and then-Chief Financial Officer Bobby Story executed two promissory notes and a security agreement for a total of $200,000, payable to the Company on or before December 31, 2000, with interest at the rate of 10 percent paid in arrears. In October 2000, Mr. Presley and Mr. Wiisanen executed additional promissory notes with identical terms for $10,000 each, payable to the Company on or before April 30, 2001. All of these notes were extended to June 30, 2001 by a vote of disinterested directors on January 14, 2001, in accordance with the Florida Business Corporation Act. Subsequently, on August 9, 2001 the notes were extended to June 30, 2002. A reserve for collectibility in the amount of $221,278, including interest of $21,278, was taken on Mr. Story's note in the quarter ended June 30, 2001. On October 18, 2001 Mr. Story repaid to the Company the amount owed under the two promissory notes for $200,000 plus interest of $26,866 for a total of $226,866. The reserve was reversed in the Company's financial statement for the quarter ended September 30, 2001.

         On March 27, 2001 the Company entered into a Management and Option to Purchase Agreement pursuant to its subsidiary Zonecabling.com, Inc. with Mr. Bobby Story, stockholder and former director/ officer. The site is not currently operating, as it has been determined that it conflicts with the interests of our distributors. Mr. Story is evaluating the future of the Business to Business e-commerce site with an option to purchase the subsidiary for $500,000. Mr. Story was issued 213,333 options to purchase the common stock of American Access with an exercise price of $2.25, for managing the subsidiary. He exercised 104,174 options and from the proceeds repaid to the Company on October 18, 2001 two promissory notes for $200,000 plus $26,867 interest, for a total of $226,867. The remaining 109,159 options are still outstanding at March 25, 2002. The option to purchase Zonecabling.com has not been exercised.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth, as of April 2, 2002, the beneficial ownership of the Company's Common Stock by (i) the only persons who own of record or are known to own, beneficially, more than 5% of the Company's Common Stock; (ii) each director and executive officer of the Company; and (iii) all directors and officers as a group.

Name and Address of Shareholder         Number of Shares       Percent of Class

John Presley                              1,431,254(1)              19.98%
6689 Shands Road
Keystone Heights, Florida 32656

Erik Wiisanen                               901,123(1)              13.58%
6689 Shands Road
Keystone Height, Florida 32656

Joseph McGuire                              410,333(1)               6.58%
37 Skyline Drive Suite 1101
Lake Mary, Florida 32746

Steve Robinson                              118,000(1)               1.99%
1401 Horizon Court
Orlando, Florida 32809

William Hadaway                              95,000(1)               1.60%
340 Crown Oak Center
Longwood, Florida 32750

Bobby E. Story                              409,159(1)               6.54%
164 Golf Club Dr.
Longwood, Florida 32779

M.S. Farrell, Inc.                          495,910(1)               7.82%
67 Wall Street
New York, NY 10005

William Boyd                                170,000(1)               2.83%
6689 Shands Road
Keystone Heights, Florida 32656

All directors and officers as a group     3,125,710                 35.99%
(6 persons)

           Based upon 5,846,869 shares outstanding on March 29, 2002.

(1)      Includes options or warrants to purchase common stock as follows:

-------------- ---------------- ----------------------- ------------------------ -------------- -----------------
NAME           $1.00 OPTIONS    $8 WARRANTS             $22 WARRANTS             $5.67 OPTIONS  $2.25 WARRANTS
-------------- ---------------- ----------------------- ------------------------ -------------- -----------------
John           193,334          150,000                 150,000                  160,000        664,685
Presley
-------------- ---------------- ----------------------- ------------------------ -------------- -----------------
Erik           188,333          *                       *                        155,000        444,555
Wiisanen
-------------- ---------------- ----------------------- ------------------------ -------------- -----------------
Joseph         193,333          *                       *                         50,000        150,000
McGuire
-------------- ---------------- ----------------------- ------------------------ -------------- -----------------
Steve          60,000           *                       *                        *               15,000
Robinson
-------------- ---------------- ----------------------- ------------------------ -------------- -----------------
Bobby          *                100,000                 100,000                  100,000        109,159
Story
-------------- ---------------- ----------------------- ------------------------ -------------- -----------------
William        75,000           *                       *                         20,000         75,000
Boyd
-------------- ---------------- ----------------------- ------------------------ -------------- -----------------
William        65,000           *                       *                        *               30,000
Hadaway
-------------- ---------------- ----------------------- ------------------------ -------------- -----------------

-------------- ---------------- ----------------------- ------------------------ -------------- -----------------
NAME           $2.25 warrants   $4.75 warrants  $5.61   $6 warrants     $10      $11 warrants   $25 warrants
-------------- ---------------- ----------------------- ------------------------ -------------- -----------------
M.S.           82,000           100,000        10,160   100,000       100,000    100,000        3,750
Farrell
-------------- ---------------- ----------------------- ------------------------ -------------- -----------------


DESCRIPTION OF SECURITIES

Common stock

            American Access is authorized to issue 30,000,000 shares of common stock with $.001 par value. The holders of the common stock are entitled to one vote per each share held and have the sole right and power to vote on all matters on which a vote of stockholders is taken. Voting rights are non-cumulative. The holders of shares of common stock are entitled to receive dividends when, as and if declared by the Board of Directors, out of funds legally available therefore and to share pro-rata in any distribution to stockholders. The company anticipates that any earnings will be retained for use in its business for the foreseeable future. Upon liquidation, dissolution, or winding up of the company, the holders of the common stock are entitled to receive the net assets held by the company after distributions to the creditors. The holders of common stock do not have any preemptive right to subscribe for or purchase any shares of any class of stock. The outstanding shares of common stock and the shares offered hereby will not be subject to further call or redemption and will be fully paid and non-assessable.

Preferred Stock

            The Board of Directors has the authority to cause American Access to issue without any further vote or action by the stockholders, up to 1,000,000 shares of preferred stock, in one or more series, and to designate the number of shares constituting any series, and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, voting right, rights and terms of redemption, redemption price or prices and liquidation preferences of such series. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of the company without further action by the stockholders. The issuance of preferred stock with voting and conversion rights may adversely affect the voting power of the holders of common stock, including the loss of voting control. No shares of preferred stock are currently outstanding.

SELLING SHAREHOLDER

         In May of 2000 we entered into a Stock Purchase Agreement with Crescent International Ltd., a Bermuda-based investment company. Under the Stock Purchase Agreement, we can, at our option from time to time, require Crescent International Ltd. to purchase shares of the Company's Common Stock at prices determined in accordance with a formula, up to a maximum amount of $15,000,000. However, we may not require Crescent to purchase shares if, after giving effect to the purchase, Crescent would beneficially own more than 9.9% of our outstanding shares.

         Upon execution of the Stock Purchase Agreement Crescent purchased 406,278 shares of Common Stock at a purchase price of $1,900,000. As provided in the Stock Purchase Agreement, the purchase price was determined by applying 92% to the average of the lowest three consecutive bid prices during the preceding 22 trading days.

         The shares that remained available under the Stock Purchase Agreement, with an aggregate purchase price of $13,100,000, were to be issued by the Company in maximum increments of $1,150,000 at minimum 22-day intervals for a period that ended in November 2001 (maximum of $20,000 increments if the closing bid price of out common stock does not equal or exceed $6.00 on each of the seven trading days immediately preceding the issuance date). The ability of the Company to issue shares under the Stock Purchase Agreement is subject to a number of conditions (none of which are within the control of Crescent), including requirements that (i) the average daily trading value of the Common Stock for the 22 days preceding the issuance must be $600,000 or more, and (ii) the resale of the shares must have been registered under the Securities Act of 1933. The purchase price per share for these issuances is determined by the same formula as the original draws, applying 92% to the average of the lowest three consecutive bid prices during the 22 trading days immediately preceding the issuance. However, because some or all of these conditions were not subsequently met, no additional shares were issued to Crescent under the Agreement and the agreement has expired.

         As part of the transaction, the Company also issued two warrants to Crescent. The Early Put Warrant was a warrant to purchase an indeterminate number of shares at an exercise price of $.01 per share. The number of shares is determined by reference to the market price of the Company's Common Stock on the date the registration statement of which this Prospectus is a part is declared effective, as compared to $4.6766 per share, the purchase price for the shares acquired by Crescent in May 2000. Because the market price on the date this Registration Statement first became effective exceeded $4.6766 per share, no shares were issuable upon exercise of the warrant. The purpose of this Warrant was to protect Crescent against decreases in the market value of the shares between the dates the shares were acquired and the date the Registration Statement was declared effective, although it remained subject to liquidity risks associated with the relatively low trading volume of the Company's Common Stock, and risks of bankruptcy or insolvency due to the Company's history of operating losses. If the market price of the Company's Common Stock had fallen below $4.6766 on the date the Registration Statement was declared effective, the effect of this Warrant would be dilutive to existing shareholders, as it would involve the issuance of shares of Common Stock at $.01 per share, provided that the issuance did not increase Crescent's beneficial ownership of the Company's Common Stock above 9.9% at the time of issuance.

         The Incentive Warrant is a warrant to purchase up to 128,000 shares at an exercise price of $7.0149 per share. This exercise price is subject to adjustment under certain circumstances in the event of stock splits, stock dividends, recapitalizations, reclassifications, and similar events.

         The Company is also required to register the resale of all of the shares issuable under the Stock Purchase Agreement, including the shares issuable upon exercise of the Incentive Warrant, and to keep the Registration Statement effective for a period of six months after the agreement with Crescent ends. The Company is filing this amendment because the initial Registration Statement became stale in August 2001. Pursuant to Crescent's Registration Rights, the Company is required to pay to Crescent liquidated damages of $82,454.66 for failing to keep the Registration Statement effective prior to this amendment. Crescent liquidated its stock position in October and November 2001, by selling under Rule 144 of the Securities Act of 1933. Liquidated damages are calculated based on the dates of sale of securities.

         The Company had no prior dealings with Crescent International Ltd. Crescent has also advised us that at the time the Shares were acquired it had no understandings or arrangements to dispose of the Shares.

         The following table sets forth certain information as of December 31, 2001, regarding the ownership of the common stock by the selling shareholder and as adjusted to give effect to the sale of the shares offered in this prospectus.

----------------------------------------- ---------------------- --------------------------- -------------------------
Name                                      Shares                 Shares which may            Number of
                                          owned prior            be offered under            shares to be
                                          to this                this prospectus             owned after
                                          offering                                           the offering
----------------------------------------- ---------------------- --------------------------- -------------------------
Crescent International Ltd. at            -0-                    128,000                     -0-
12-10-2001
----------------------------------------- ---------------------- --------------------------- -------------------------

         The Selling Shareholder and its officers and directors have not held any positions or office or had any other material relationship with the Company or any of its affiliates within the past three years.

--------------------------------------------------------------------------------

PLAN OF DISTRIBUTION

--------------------------------------------------------------------------------

         The shares of common stock are being offered on behalf of the selling shareholder, and we will not receive any proceeds from the offering. The shares of common stock may be sold or distributed from time to time by the selling shareholder, or by pledgees, donees or transferees of, or other successors in interest to, the selling shareholder, directly to one or more purchasers (including pledgees) or through brokers, dealers or underwriters who may act solely as agent or may acquire such shares as principals, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices, or at fixed prices, which may be subject to change. The sale of the shares of common stock may be effected through one or more of the following methods: (i) ordinary brokers' transactions; (ii) transactions involving cross or block trades or otherwise on the NASDAQ Stock Market; (iii) purchases by brokers, dealers or underwriters as principal and resale by such purchasers for their own accounts pursuant to this prospectus;
(iv) "at the market" to or through market makers or into established trading markets, including direct sales to purchasers or sales effected through agents; and (v) any combination of the foregoing, or by any other legally available means. The selling shareholder also may enter into option or other transactions with broker-dealers that require the delivery by such broker-dealers of the shares of common stock, which shares of common stock may be resold thereafter pursuant to this prospectus. We cannot be certain that all or any of the shares of common stock will be sold by the selling shareholder.

--------------------------------------------------------------------------------

         Brokers, dealers, underwriters or agents participating in the sale of the shares of common stock as agents may receive compensation in the form of commissions, discounts or concessions from the selling shareholder and/or purchasers of the common stock for whom such broker-dealers may act as agent, or to whom they may sell as principal, or both (which compensation to a particular broker-dealer may be less than or in excess of customary commissions). The selling shareholder and any broker-dealers or other persons who act in connection with the sale of the common stock may be deemed to be "underwriters" within the meaning of the Securities Act, and any commission they receive and proceeds of any sale of such shares may be deemed to be underwriting discounts and commissions under the Securities Act. Neither the Company nor the selling shareholder can presently estimate the amount of such compensation. The Company knows of no existing arrangements between the selling shareholder and any other shareholders, broker, dealer, underwriter or agent relating to the sale or distribution of the shares of common stock.

--------------------------------------------------------------------------------

         The selling shareholder and any other persons participating in the sale or distribution of the common stock will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, which provisions may limit the timing of purchases and sales of any of the common stock by the selling shareholder or any other such persons. The foregoing may affect the marketability of the common stock. We will pay substantially all of the expenses incidental to the registration, offering and sale of the common stock to the public, other than any commissions or discounts of underwriters, broker-dealers or agents. We and the selling shareholder have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

--------------------------------------------------------------------------------

LEGAL MATTERS

         The validity of the securities offered hereby is being passed upon for the company by Joel Bernstein, Esq. P.A., Miami, Florida.


EXPERTS

            The financial statements appearing in this Prospectus and Registration Statement have been audited by Rachlin Cohen & Holtz, CPA's, independent certified public accountants, as set forth in their report thereon appearing elsewhere herein and in the Registration Statement, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

Additional information

o For further information with respect to American Access and the securities hereby offered, reference is made to the exhibits filed as part of this registration statement, which may be inspected and copied at the public reference facilities of the commission in Washington D.C.,

o and copies of such material can be obtained from the Public Reference Section of the Commission, 450 5th Street, N.W., Washington, D.C. 20549, at prescribed rates and

o        are available on the World Wide Web at : http://www.sec.gov.
                                                  -------------------

================================================================================

               AMERICAN ACCESS TECHNOLOGIES, INC. AND SUBSIDIARIES

                        CONSOLIDATED FINANCIAL STATEMENTS

                           DECEMBER 31, 2001 AND 2000

               AMERICAN ACCESS TECHNOLOGIES, INC. AND SUBSIDIARIES



                          INDEX TO FINANCIAL STATEMENTS




                                                                      PAGE


REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS                    F-2


CONSOLIDATED FINANCIAL STATEMENTS

   Balance Sheet                                                      F-3

   Statements of Operations                                           F-4

   Statements of Stockholders' Equity                                 F-5

   Statements of Cash Flows                                           F-6

   Notes to Financial Statements                                   F-7 - F-31

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
               --------------------------------------------------


Board of Directors and Stockholders
American Access Technologies, Inc. and Subsidiaries


We have audited the accompanying consolidated balance sheet of American Access Technologies, Inc. and Subsidiaries as of December 31, 2001, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years ended December 31, 2001 and 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of American Access Technologies, Inc. and Subsidiaries as of December 31, 2001, and the results of their operations and their cash flows for each of the years ended December 31, 2001 and 2000, in conformity with accounting principles generally accepted in the United States.

As more fully discussed in Note 2 to the consolidated financial statements, the Company is subject to certain risks and other matters.


                            RACHLIN COHEN & HOLTZ LLP


Fort Lauderdale, Florida
February 1, 2002

                      AMERICAN ACCESS TECHNOLOGIES, INC. AND SUBSIDIARIES

                                  CONSOLIDATED BALANCE SHEET

                                       DECEMBER 31, 2001

                                            ASSETS
                                            ------
Current Assets:
   Cash and cash equivalents                                                     $    348,757
   Investment securities                                                            1,751,665
   Accounts receivable, net of allowance of $75,000                                 1,084,012
   Inventories                                                                        707,553
   Prepaid expenses and other current assets                                           83,093
   Notes receivable, directors and stockholders,
     including accrued interest                                                       178,211
   Note receivable, other, net of allowance of $361,562                                    --
                                                                                 ------------
         Total current assets                                                       4,153,291

Property, Plant and Equipment                                                       2,883,368
Patent Costs                                                                           70,404
Deposit on Product Rights                                                             129,780
Other Assets                                                                           13,075
                                                                                 ------------

         Total assets                                                            $  7,249,918
                                                                                 ============

                             LIABILITIES AND STOCKHOLDERS' EQUITY
                             ------------------------------------
Current Liabilities:
   Accounts payable                                                              $    370,373
   Accrued expenses                                                                    89,169
                                                                                 ------------
         Total current liabilities                                                    459,542
                                                                                 ------------

Commitments, Contingencies, Other Matters and Subsequent Events                            --

Stockholders' Equity:
   Series A 10% Senior Convertible Preferred stock, $.001 par value;
      authorized 1,000,000 shares; issued and outstanding 0 shares                         --
   Common stock, $.001 par value; authorized 30,000,000 shares;
                                                                                        5,847
      issued 5,846,870 shares
   Additional paid-in capital                                                      13,606,551
   Deficit                                                                         (6,820,252)
   Treasury stock, 2,000 common shares at cost                                         (1,500)
   Stock subscription receivable, net of allowance of approximately $2,712,000           (270)
                                                                                 ------------

         Total stockholders' equity                                                 6,790,376
                                                                                 ------------
         Total liabilities and stockholders' equity                              $  7,249,918
                                                                                 ============

               AMERICAN ACCESS TECHNOLOGIES, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                     YEARS ENDED DECEMBER 31, 2001 AND 2000



                                                               2001            2000
                                                               ----            ----
Net Sales
    Formed metal                                          $ 2,722,428     $ 3,415,564
    Zone cabling termination cabinet                        1,345,796       1,855,889
                                                          -----------     -----------
                                                            4,068,224       5,271,453

Costs and Expenses:
    Cost of sales                                           2,155,748       2,566,837
    Selling, general and administrative                     1,839,489       2,392,467
    Compensation and related benefits                       1,168,153       1,444,437
    Stock-based compensation                                  322,330         221,365
                                                          -----------     -----------
                                                            5,485,720       6,625,106

Loss Before Other Income (Expense)                         (1,417,496)     (1,353,653)
                                                          -----------     -----------

Other Income (Expense):
    Interest income                                            40,662          72,945
    Other income                                               23,300          34,915
    Realized and unrealized gain (loss) on investments            878          13,064
    Abandoned joint venture                                        --        (182,736)
    Write-off of goodwill                                          --        (254,803)
    Provision for doubtful notes receivable                   (20,000)       (361,562)
    Interest expense                                          (68,413)         (1,963)
                                                          -----------     -----------
                                                              (23,573)       (680,140)

Net Loss                                                  $(1,441,069)    $(2,033,793)
                                                          ===========     ===========

Basic Net Loss Per Common Share                           $      (.30)    $      (.45)
                                                          ===========     ===========

Weighted Average Common Shares Outstanding                  4,797,251       4,540,847
                                                          ===========     ===========

                 See notes to consolidated financial statements



                                         AMERICAN ACCESS TECHNOLOGIES, INC. AND SUBSIDIARIES

                                           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                                                             Series A                                 Additional
                                                         Preferred Stock          Common Stock         Paid-in
                                                         ---------------          ------------
                                                       Shares      Amount       Shares     Amount      Capital        Deficit
                                                       ------      ------       ------     ------      -------        -------


Balance, December 31, 1999                             10,600   $ 1,060,000     4,094,239   $ 4,094   $ 9,144,508   $(3,208,875)

Year Ended December 31, 2000:
   Note receivable arising from loan of 197,600            --            --            --        --            --            --
      shares treasury stock, at cost
   Allowance for note receivable to reduce to              --            --            --        --      (970,949)           --
      estimated fair value of treasury stock loaned
   Purchase of 141,000 shares of treasury stock            --            --            --        --            --            --
   Issuance of common stock for domain name                --            --         2,420         3         9,997            --
   Conversion of preferred stock to common
      stock, including dividends                      (10,600)   (1,060,000)      215,534       216     1,196,299      (136,515)
   Warrants granted for services                           --            --            --        --       221,365            --
   Exercise of warrants:
      Cash                                                 --            --         5,000         5        39,995            --
      Cashless transaction                                 --            --        17,475        17           (17)           --
   Sale of common stock in private placement,              --
      net of related costs                                 --            --       406,280       406     1,533,479            --
   Net loss                                                --            --            --        --            --    (2,033,793)
                                                     --------   -----------   -----------   -------   -----------   -----------

Balance, December 31, 2000                                 --   $        --     4,740,948   $ 4,741   $11,174,677   $(5,379,183)

Year Ended December 31, 2001:
Return and retirement of treasury stock                    --            --      (277,100)     (277)     (523,033)           --
Warrants granted for services                              --            --            --        --       173,830            --
Stock issued for services                                  --            --        96,500        96       157,689            --
Exercise of warrants                                       --            --     1,286,522     1,287     2,623,388            --
Treasury stock purchased                                   --            --            --        --            --            --
Net loss                                                   --            --            --        --            --    (1,441,069)
                                                     --------   -----------   -----------   -------   -----------   -----------
Balance December 31, 2001                                  --   $        --     5,846,870   $ 5,847   $13,606,551   $(6,820,252)
                                                     ========   ===========   ===========   =======   ===========   ===========




[restubbed table]

                               AMERICAN ACCESS TECHNOLOGIES, INC. AND SUBSIDIARIES

                           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (Continued)

                                                                        Stock       Treasury
                                                        Treasury    Subscription     Stock

                                                          Stock      Receivable    Receivable      Total
                                                          -----      ----------    ----------      -----


Balance, December 31, 1999                           $ (881,843)  $       (270)  $         --   $  6,117,614

Year Ended December 31, 2000:
   Note receivable arising from loan of 197,600       1,205,599             --     (1,205,599)            --
      shares treasury stock, at cost
   Allowance for note receivable to reduce to                --             --        970,949             --
      estimated fair value of treasury stock loaned
   Purchase of 141,000 shares of treasury stock        (612,416)            --             --       (612,416)
   Issuance of common stock for domain name                  --             --             --         10,000
   Conversion of preferred stock to common
      stock, including dividends                             --             --             --             --
   Warrants granted for services                             --             --             --        221,365
   Exercise of warrants:
      Cash                                                   --             --             --         40,000
      Cashless transaction                                   --             --             --             --
   Sale of common stock in private placement,
      net of related costs                                   --             --             --      1,533,885
   Net loss                                                  --             --             --     (2,033,793)
                                                     ----------   ------------   ------------   ------------

Balance, December 31, 2000                           $ (288,660)  $       (270)  $   (234,650)  $  5,276,655

Year Ended December 31, 2001:
Return and retirement of treasury stock                 288,660             --        234,650             --
Warrants granted for services                                --             --             --        173,830
Stock issued for services                                    --             --             --        157,785
Exercise of warrants                                         --             --             --      2,624,675
Treasury stock purchased                                 (1,500)            --             --         (1,500)
Net loss                                                     --             --             --     (1,441,069)
                                                     ----------   ------------   ------------   ------------
Balance December 31, 2001                            $   (1,500)  $       (270)  $         --   $  6,790,376
                                                     ==========   ============   ============   ============
                                           See notes to consolidated financial statements


                                   AMERICAN ACCESS TECHNOLOGIES, INC. AND SUBSIDIARIES

                                           CONSOLIDATED STATEMENTS OF CASH FLOWS

                                          YEARS ENDED DECEMBER 31, 2001 AND 2000



                                                                                     2001            2000
                                                                                     ----            ----
Cash Flows from Operating Activities:
   Net loss                                                                       $(1,441,069)    $(2,033,793)
   Adjustments to reconcile net loss to net cash used in operating activities:
      Depreciation and amortization                                                   354,733         423,161
      Warrants and stock issued for services                                          322,330         221,365
      Realized and unrealized gains on investments                                       (878)        (13,064)
      Provision for doubtful accounts                                                  21,505          30,922
      Provision for doubtful notes receivable                                          20,000         361,562
      Write-off of goodwill                                                                --         254,804
      Changes in operating assets and liabilities:
      (Increase) decrease in:
         Accounts receivable                                                          (93,805)        (27,721)
         Inventories                                                                  (55,615)       (211,124)
         Prepaid expenses and other assets                                            (41,822)        (16,654)
      Increase (decrease) in accounts payable and accrued expenses                     47,214        (184,859)
                                                                                  -----------     -----------
            Net cash used in operating activities                                    (867,407)     (1,195,401)
                                                                                  -----------     -----------

Cash Flows from Investing Activities:
   Purchase of investments                                                         (1,750,787)
   Proceeds from sale of investments                                                       --         846,408
   Proceeds from payments on notes receivable                                         200,000         250,000
   Increase in notes receivable                                                        (4,223)       (419,935)
   Acquisition of property and equipment                                              (16,855)       (667,872)
   Patent costs                                                                            --         (15,018)
                                                                                  -----------     -----------
                  Net cash used in investing activities                            (1,571,865)         (6,417)
                                                                                  -----------     -----------

Cash Flows from Financing Activities:
   Proceeds from exercise of warrants                                               2,624,675          40,000
   Proceeds from sale of common stock, net of related costs                             9,285       1,533,885
   Payments on capital lease obligations                                             (244,379)
   Payments on line of credit                                                              --         (73,812)
   Acquisition of treasury stock                                                       (1,500)       (612,416)
                                                                                  -----------     -----------
                  Net cash provided by financing activities                         2,388,081         887,657
                                                                                  -----------     -----------

Net Decrease in Cash and Cash Equivalents                                             (51,191)       (314,161)

Cash and Cash Equivalents, Beginning                                                  399,948         714,109
                                                                                  -----------     -----------

Cash and Cash Equivalents, Ending                                                 $   348,757     $   399,948
                                                                                  ===========     ===========

               AMERICAN ACCESS TECHNOLOGIES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     YEARS ENDED DECEMBER 31, 2001 AND 2000



NOTE 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         ORGANIZATION AND CAPITALIZATION

            American Access Technologies, Inc. ("Company") was incorporated on October 21, 1996, under the laws of the State of Florida. The Company's Articles of Incorporation, as amended on November 25, 1996, authorize the Company to issue and have outstanding at any one time 10,000,000 shares of common stock, par value $.001 per share and 1,000,000 shares of preferred stock, par value $.001 per share.

            On October 2, 1998, the previously amended Articles of Incorporation were further amended to provide for the issuance of 60,000 shares of Series A 10% Senior Convertible Preferred stock. The amendment provided, among other things, that the holders of the Series A Preferred stock shall be entitled to voting rights equal to the votes that would be cast by the holders of the number of shares of common stock into which the Series A Preferred stock could be converted immediately prior to the taking of such votes, including any shares which would be issuable in payment of accrued and unpaid dividends.

            During November, 1998, the Company completed a $5,000,000 private placement of 50,000 shares of its Series A 10% Senior Convertible Preferred Stock, par value of $.001 per share, at $100.00 per share (See Note 13). During 1999, holders of the Series A Preferred stock converted 39,400 of the Series A Preferred shares into 289,981 common shares. During January 2000, the remaining 10,600 shares of Series A Preferred were converted into 215,534 shares of common stock. At December 31, 2001, there was no Preferred stock issued and outstanding.

            On February 14, 2001, the Articles of Incorporation were further amended increasing the shares of common stock authorized from 10,000,000 to 30,000,000 shares.

       BUSINESS

            The Company manufactures patented zone cabling enclosures for the telecommunications industry. The enclosures house and route cables and wires used in voice, computer and data transmission systems. Copper, fiber optic and wireless network systems can be moved, added to or changed through the enclosure rather than through longer runs back to the telecommunications closet.

            Omega Metals, Inc. ("Omega"), a wholly-owned subsidiary of the Company, shears and molds metal and manufactures metal-formed products for customers principally in Florida and Georgia.

            Zonecabling.com, Inc., a wholly-owned subsidiary of the Company, was incorporated on May 4, 2000, to develop a Business-to-Business e-commence portal, and is currently inactive.

               AMERICAN ACCESS TECHNOLOGIES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)



NOTE 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

         BUSINESS (Continued)

            AATK.com, LLC was incorporated February 2, 2000 pursuant to a joint venture agreement. The Company owned 76% of AATK.com which is inactive and administratively dissolved inasmuch as the joint venture has been dissolved and is the subject of pending litigation (see Note 16).

            Dolphin Acquisition Corporation, a wholly-owned subsidiary of the Company, which as incorporated in April 2001, was formed as a part of an agreement and plan of merger with an unrelated entity. The subsidiary was to be merged into this entity with the entity becoming the surviving subsidiary. The Company terminated the agreement and plan of merger on July 2, 2001 and is currently involved in litigation with the entity (see Note 16). Dolphin Acquisition Corporation is currently inactive.

         PRINCIPLES OF CONSOLIDATION

            The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries. All material intercompany accounts and transactions have been eliminated.

         USE OF ESTIMATES

            The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Although these estimates are based on management's knowledge of current events and actions it may undertake in the future, they may ultimately differ from actual results. Those estimates subject to potential change in the near term include allowances for doubtful accounts and notes receivable.

         REVENUE RECOGNITION

            The Company recognizes revenue from product sales at the time the product is shipped to the customer.

         CONCENTRATIONS OF CREDIT RISK

            Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents, investments in securities, accounts receivable and notes receivable.

               AMERICAN ACCESS TECHNOLOGIES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)

NOTE 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

         CONCENTRATIONS OF CREDIT RISK (Continued)

             CASH AND CASH EQUIVALENTS

                  The Company maintains deposit balances at financial institutions that, from time to time, may exceed federally insured limits. At December 31, 2001, the Company had deposits in excess of federally insured limits of approximately $98,000. The Company maintains its cash with high quality financial institutions, which the Company believes limits these risks.

                  In addition, the Company maintains investment accounts with a financial institution which is not insured by the FDIC. These funds, which were invested primarily in mutual funds and equity instruments at December 31, 2001, may be subject to insurance by SPIC, Securities Investor Protection Corporation, subject to various limitations. At December 31, 2001, $1,751,665 was held in this account.

             ACCOUNTS RECEIVABLE

                  The Company does business and extends credit based on an evaluation of the customers' financial condition generally without requiring collateral. Exposure to losses on receivables is expected to vary by customer due to the financial condition of each customer. The Company monitors exposure to credit losses and maintains allowances for anticipated losses considered necessary under the circumstances.

         CASH AND CASH EQUIVALENTS

            The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

         INVESTMENT SECURITIES

            The Company classifies its investment securities in one of three categories: trading, available for sale, or held-to-maturity. Trading securities are bought and held principally for the purpose of selling them in the near term. Held-to-maturity are those securities as to which the Company has the ability and intent to hold the security until maturity. All other securities not included in trading or held-to-maturity are classified as available for sale. Trading and available for sale securities are recorded at fair value. Held-to-maturity securities are recorded at amortized costs, adjusted for the amortization or accretion of premiums and discounts.

            Unrealized holding gains and losses, net of the related tax effect, on available for sale securities are excluded from earnings and are reported as a separate component of stockholders' equity until realized. Realized gains and losses from the sale of available for sale securities are determined on a specific identification basis. A decline in the market value of any available for sale or held-to-maturity security below cost that is deemed other than temporary results in a reduction in carrying amount to fair value. The impairment is charged to earnings and a new cost basis for the security is established. Dividend and interest income are recognized when earned.

               AMERICAN ACCESS TECHNOLOGIES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)


NOTE 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

         INVESTMENT SECURITIES (Continued)

            Investment securities at December 31, 2001 consist of mutual funds and equity securities, which are classified as trading securities.

         INVENTORIES

            Inventories are stated at the lower of cost or market, with cost determined using an average cost method. Inventory costs for finished goods and work-in-process include material, labor, production overhead, and outside services.

         PROPERTY, PLANT AND EQUIPMENT

            Property, plant and equipment are recorded at cost and depreciated, using the straight-line method, over the estimated useful lives of the assets. Gain or loss on disposition of assets is recognized currently. Repairs and maintenance are charged to expense as incurred. Major replacements and betterments are capitalized and depreciated over the remaining useful lives of the assets.

         PATENTS

            The Company has capitalized certain incremental costs incurred related to acquiring four patents on the Company's products. In each of the years 1998 through 2001, a patent was finalized and issued by the United States Patent Department. The Company amortizes the cost of patents over the patents' lives, 18 years.

         PRODUCT DEVELOPMENT COSTS

            Costs in connection with the development of the Company's product are comprised of design, production, consulting and other related professional fees. These costs are charged to expense as incurred.

         ADVERTISING

            Advertising costs are charged to expense as incurred. Advertising costs were not material during the years ended December 31, 2001 and 2000.

         INCOME TAXES

            The Company accounts for income taxes under the provisions of Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes". SFAS No. 109 requires the recognition of deferred tax liabilities and assets for temporary differences, operating loss carryforwards, and tax credit carryforwards existing at the date of the financial statements. An effective tax rate of 37% was used to calculate the deferred income taxes.

               AMERICAN ACCESS TECHNOLOGIES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)


NOTE 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

         INCOME TAXES (Continued)

            A temporary difference is a difference between the tax basis of an asset or liability and its reported amount in the financial statements that will result in taxable or deductible amounts in future years when the asset is recovered or the liability is settled. Deferred taxes represent the future tax return consequences of these differences.

         IMPAIRMENT OF LONG-LIVED ASSETS AND FOR LONG-LIVED ASSETS TO BE DISPOSED OF

            The Company accounts for long-lived assets in accordance with the provision of SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of. This statement requires that long-lived assets and certain identifiable intangible assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

         RECENT ACCOUNTING PRONOUNCEMENTS

            In August 2001, the FASB issued Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (SFAS 144), which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS 144 supersedes Statement No. 121,

            Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, and the accounting and reporting provisions of APB Opinion No. 30, Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, for the disposal of a segment of a business. SFAS 144 retains the requirement in Opinion No. 30 to report separately discontinued operations and extends that reporting to a component of an entity that either has been disposed of or is classified as held for sale. The Company is required and plans to adopt the provisions of SFAS 144 for the quarter ending March 31, 2002. The Company does not believe the adoption of SFAS 144 will have a significant impact on its financial statements.

            In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 143, "Accounting for Asset Retirement Obligations". SFAS 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. The statement requires that the amount recorded as a liability be capitalized by increasing the carrying amount of the related long-lived asset. Subsequent to initial measurement, the liability is accreted to the ultimate

               AMERICAN ACCESS TECHNOLOGIES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)


NOTE 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

         RECENT ACCOUNTING PRONOUNCEMENTS (Continued)

            amount anticipated to be paid, and is also adjusted for revisions to the timing or amount of estimated cash flows. The capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. SFAS 143 will be effective for the Company's financial statements beginning January 1, 2002, with earlier application encouraged. The Company believes that the adoption of this statement will not have a significant impact on the results of operations or financial position of the Company.

            In July 2001, the FASB issued SFAS No. 141, "Business Combinations", and SFAS No. 142, "Goodwill and Other Intangible Assets" which replace Accounting Principles Board Opinion Nos. 16, "Business Combinations" and 17, "Intangible Assets", respectively. SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001, and that the use of the pooling-of-interests method be prohibited. SFAS No. 142 changes the accounting for goodwill from an amortization method to an impairment-only method. Amortization of goodwill, including goodwill recorded in past business combinations, will cease upon adoption of SFAS No. 142, which the Company will be required to adopt on January 1, 2002. After December 31, 2001, goodwill can only be written down upon impairment discovered during annual tests for fair value, or discovered during tests taken when certain triggering events occur. The Company believes that the adoption of this statement will not have a significant impact on the results of operations or financial position of the Company.

            In September 2000, Statement of Financial Accounting Standards No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities (SFAS 140) was issued. SFAS 140 provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities. SFAS 140 is effective for recognition and reclassification of collateral and for disclosures relating to securitization transactions and collateral for fiscal years ending after December 15, 2000 and is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001. The adoption of SFAS 140 did not have a material effect on the financial position or results of operations of the Trust.

            In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133 requires companies to recognize all derivatives contracts as either assets or liabilities in the balance sheet and to measure them at fair value. If certain conditions are met, a derivative may be specifically designated as a hedge, the objective of which is to match the timing of the gain or loss recognition on the hedging derivative with the recognition of (i) the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk or (ii) the earnings effect of the hedged forecasted transaction. For a derivative not designated as a hedging instrument, the gain or loss is recognized in income in the period of change. On June 30, 1999, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133."

               AMERICAN ACCESS TECHNOLOGIES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)


NOTE 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

         RECENT ACCOUNTING PRONOUNCEMENTS (Continued)

            In June, 2000, the FASB issued SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities." SFAS No. 133 as amended by SFAS No. 137 and 138 is effective for all fiscal quarters of fiscal years beginning after June 15, 2000.

            Historically, the Company has not entered into derivatives contracts to hedge existing risks or for speculative purposes. Accordingly, the adoption of this standard on January 1, 2001 did not significantly effect the Company's financial statements.

            In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin, or SAB No. 101, "Revenue Recognition in Financial Statements". SAB 101 provides guidance for revenue recognition under certain circumstances. The Staff Accounting Bulletin was effective during the fourth quarter of 2000, and did not have an effect on the Company's consolidated results of operations, financial position and cash flows.

         RECLASSIFICATIONS

            Certain amounts in prior year financial statements have been reclassified for comparative purposes to conform with the presentation in the current year financial statements.


NOTE 2.  SUMMARY OF CERTAIN RISKS AND OTHER MATTERS

         PROFITABILITY AND LIQUIDITY

            As of December 31, 2001, the Company reflected stockholders' equity of approximately $6,790,000. However, the Company has incurred net losses of approximately $1,441,000 in 2001 and $2,034,000 in 2000, and has an accumulated deficit balance of approximately $6,820,000 at December 31, 2001. The Company's ability to achieve sustained profitable operations is dependent on continuing to achieve sales growth through expansion of sales and marketing efforts. Management believes that cash flows from operations and additional financing available from other sources will be sufficient to fund operations. There is no assurance that such events will occur.

         SIGNIFICANT RELATED PARTY TRANSACTIONS

            In 1999, 2000 and continuing into 2001, the Company has entered into several significant related party transactions with current and former officers and directors. See Notes 4, 6, 14 and 16 for further information regarding these transactions.

         PENDING LITIGATION

            The Company is involved in certain pending litigation as to which it cannot predict the outcome with any certainty (see Note 16).

               AMERICAN ACCESS TECHNOLOGIES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)


NOTE 3.  INVESTMENT SECURITIES

         All marketable securities are deemed by management to be trading and are reported at fair value with net unrealized gains or losses reported on the consolidated statement of operations. Realized gains and losses are recorded based on the specific identification method. For the year ended December 31, 2001, gross unrealized gains and losses were approximately $880. The carrying amount of the Company's investments is shown in the table below:

            Equity securities                             $1,350,000
            Mutual funds                                     401,665
                                                          ----------
                                                          $1,751,665
                                                          ==========


NOTE 4.  NOTES RECEIVABLE, DIRECTORS AND STOCKHOLDERS

         NOTES RECEIVABLE IN EXCHANGE FOR CASH

            In May and June 2000, the Company authorized loans to three directors, who also are officers of American Access or its subsidiaries, and who collateralized the loans with personal assets unrelated to these transactions. The collateralized loans were to enable these directors to cover margin calls precipitated by a drop in the price of the Company's common stock. On May 31, 2000, two directors (one of whom is the Company's president) each executed a promissory note and security agreement for $75,000 and $60,000 respectively, payable on or before December 31, 2000, with interest at 10%. On June 8, 2000, a former Director and Chief Financial Officer executed two promissory notes and a security agreement for a total of $260,000, payable on or before December 31, 2000, with interest at 10%. Although the Company agreed to loan $260,000, ultimately only $200,000 was borrowed. In October 2000, the two directors executed additional promissory notes with identical terms for $10,000 each, payable on or before April 30, 2001. Each of these notes were extended to June 30, 2002. On October 18, 2001, the former Director and Chief Financial Officer repaid the amount owed under the two promissory notes, plus interest of $26,866, for a total of $226,866.

            No interest has been paid on remaining notes receivable since inception and through December 31, 2001.

            In addition, the Company loaned $20,000 to a stockholder pursuant to a note receivable, interest at 10%, principal due December 31, 2001. A reserve for doubtful collectibility in the amount of $20,000 has been provided as of December 31, 2001.

                                                           Accrued/
                                              Principal     Unpaid
                                               Balance     Interest    Total
                                               -------     --------    -----

            Officers/Directors/Stockholders   $155,000     $ 23,212   $178,212

               AMERICAN ACCESS TECHNOLOGIES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)

NOTE 4.  NOTES RECEIVABLE, DIRECTORS AND STOCKHOLDERS (Continued)

         NOTES RECEIVABLE IN EXCHANGE FOR SHARES HELD IN TREASURY

            On June 14, 2000, the Company loaned 197,600 shares of treasury stock to the former Director and Chief Financial Officer to cover a margin call on the Company's common stock. This loan was secured with personal assets. The shares were to be returned to the Company at the earlier of the date the common stock price reaches $15 or June 30, 2001. On March 30, 2001, the shares were returned to the Company and subsequently retired.

NOTE 5.  NOTES RECEIVABLE, OTHER

         The Company has instituted litigation against the debtor and personal guarantor for default in payment of a promissory note of $325,000, with accrued interest in excess of approximately $36,000 at December 31, 2000. The original promissor assigned its obligations with written consent of the Company, after the Company filed a lawsuit for default of the original note of $500,000 plus 15% interest, of which approximately $63,000 was unpaid at December 31, 1999. Although the debtor paid an initial cash payment of $250,000, its obligations of $325,000 plus $36,562 in interest were in default at October 31, 2000. The Company is attempting to negotiate a settlement agreement with the debtor and the note's guarantor. An allowance for doubtful collectibility of the total outstanding principal balance, as well as all accrued interest, has been recorded as of December 31, 2001.


NOTE 6.  STOCK SUBSCRIPTION RECEIVABLE

         During June 1999, an individual affiliated with the investment banking firm involved in the Company's registration as a public company, exercised options to purchase 270,000 shares of Company common stock at $8.00 per share for a total of $2,160,000. The Company accepted as payment for these shares three notes receivable totaling $2,160,000. The notes receivable, as amended, were due on December 31, 2001, and bear interest at 10%. The Company could have required the notes be paid in full sooner if the Company stock price equaled or exceeded $35 (the market price of the Company's common stock was $0.80 at December 31,
         2001).

         The Company has recorded the exercise of these warrants, net of an allowance, by increasing common stock outstanding and increasing stock subscriptions receivable, a separate component of stockholders' equity. The balance as of December 31, 2001 follows:

            Notes receivable                              $2,160,000
            Accrued interest receivable                      551,978
                                                          ----------
                                                           2,711,978
            Less allowance                                 2,711,708
                                                          ----------
                                                          $      270
                                                          ==========

               AMERICAN ACCESS TECHNOLOGIES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)


NOTE 6.  STOCK SUBSCRIPTION RECEIVABLE (Continued)

         The interest earned on the notes receivable has been recorded as an increase in stockholders' equity rather than included in operations, because the transaction giving rise to the notes was an equity transaction. No interest was recorded in 2001 due to uncertainty of collectibility.

NOTE 7.  PRODUCT LINE DISPOSAL

         In June 2000, the Company announced that it was no longer actively marketing its Genco generator-cover product line due to the fact that factory floor space was needed to produce its proprietary products. The Company expensed the remaining unamortized goodwill of $254,803, which is included as a separately stated item in the accompanying consolidated statements of operations for the year ended December 31, 2000.


NOTE 8.  INVENTORIES

         Raw materials                                   $191,371
         Work-in-process                                   96,482
         Finished goods                                   419,700
                                                         --------
                                                         $707,553


NOTE 9.  PROPERTY, PLANT AND EQUIPMENT

                                         Estimated Useful
                                           Lives (Years)
                                           -------------

         Land                                    --          $  103,860
         Building and improvements               30           1,369,805
         Machinery and equipment                5-7           3,634,584
         Vehicles                               3-5              40,303
         Tools                                  3-5              28,064
                                                             ----------
                                                              5,176,616
         Less accumulated depreciation                        2,293,248
                                                             ----------
                                                             $2,883,368
                                                             ==========

         Depreciation expense for the years ended December 31, 2001 and 2000 was $324,826 and $264,608, respectively.


NOTE 10. OBLIGATIONS UNDER CAPITAL LEASES

         In October 2000, the Company entered into an obligation under a capital lease for approximately $276,000 for the purchase of equipment, which has a term extending through 2005, and which provided for an implicit interest rate of approximately 11.5%.

               AMERICAN ACCESS TECHNOLOGIES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)


NOTE 10. OBLIGATIONS UNDER CAPITAL LEASES (Continued)

         In October, 2001, the Company paid for the equipment in full and terminated the capital lease agreement. Approximately $60,000 was paid in prepayment penalties in conjunction with this capital lease termination.


NOTE 11. PROFIT SHARING PLAN

         The Company has a 401(k) Profit Sharing Plan covering all non-leased employees who meet minimum length of service and age requirements. Employer contributions are made at the discretion of management. There were no contributions made for 2001 and 2000, respectively. Employees are vested for purposes of the contribution as follows:

            Years of Service                                   Percentage
            ----------------                                   ----------

              Less than 1                                           0%
                  1-2                                              20
                  2-3                                              40
                  3-4                                              60
                  4-5                                              80
               5 or more                                          100


NOTE 12. INCOME TAXES

         The Company accounts for income taxes under the provision of Statement of Financial Accounting Standards (SFAS) No. 109, Accounting for Income Taxes. SFAS No. 109 is an asset and liability approach for computing deferred income taxes.

         The provision for income taxes is computed on a consolidated return basis.

         A reconciliation of income taxes computed at the statutory federal rate to income tax expense (benefit) is as follows:

                                                             2001        2000
                                                             ----        ----

            Tax provision at the statutory rate of 34%    $(490,000)  $(691,000)
            State income taxes, net of federal income tax   (43,000)    (62,000)
            Net operating loss carryforward adjustment      (48,000)   (313,000)
            Provisions for uncollectible amounts              7,000     137,000
            Exercise of stock options and warrants         (435,000)    (61,000)
            Change in valuation allowance                   927,000     908,000
            Stock options not exercised                     (82,000)     82,000
                                                          ---------   ---------
                                                          $      --   $      --
                                                          =========   =========

               AMERICAN ACCESS TECHNOLOGIES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)


NOTE 12. INCOME TAXES (Continued)

         As of December 31, 2001, the Company had consolidated net operating loss carryforwards for federal income tax reporting purposes amounting to approximately $7,071,000, which expire in varying amounts to the year 2020.

         The Company has not recognized any benefit of such net operating loss carryforwards in the accompanying consolidated financial statements in accordance with the provisions of SFAS No. 109 as the realization of this deferred tax benefit is not considered more likely than not. A 100% valuation allowance has been recognized to offset the entire effect of the Company's net deferred tax asset. The Company's net deferred tax asset position is composed primarily of the Company's net operating loss carryforwards.

         The components of the deferred tax asset at December 31, 2001 were as follows:

            Net operating loss carryforward             $ 2,616,000
            Allowance for collectibility                    169,000
            Depreciation and amortization                  (233,000)
            Less valuation allowance                     (2,552,000)
                                                        -----------
            Net deferred tax asset                      $        --
                                                        ===========

         In accordance with certain provisions of the Tax Reform Act of 1986, a change in ownership of greater than 50% of a corporation within a three year period will place an annual limitation on the corporation's ability to utilize its existing tax benefit carryforwards. The Company's utilization of its tax benefit carryforwards may be restricted in the event of possible future changes in the ownership of the Company from the exercise of warrants or other future issuances of common stock.

         The Company's federal and state income tax returns have not been examined by the respective taxing authorities for the past several years. The final determination of the amount and timing of currently payable income taxes is therefore subject to possible examination of these unexamined years by such respective taxing authorities.


NOTE 13. PREFERRED STOCK

         Preferred stockholders converted the remaining 10,600 preferred shares, including cumulative dividends of $136,515, in 2000. The conversion price, which varied based upon date of conversion, ranged from $5.47 to $5.49. These conversions resulted in the issuance of 215,534 shares of common stock.

               AMERICAN ACCESS TECHNOLOGIES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)


NOTE 14. COMMON STOCK

         EQUITY FINANCING

            On May 2, 2000, the Company entered into a Stock Purchase Agreement ("Agreement") with an investor to provide for the issuance of up to $15,000,000 of Company common stock in exchange for cash payments in monthly allotments of up to $1,150,000 with an initial allotment of $2,250,000. The sales price will be the lowest three day average bid price during the twenty-two days preceding the sales, less a discount of 8%.

            The Company paid a 1% fee on the total at the initial purchase. In addition, there will be a 1% fee on each sale. The Company will pay all legal fees in excess of $10,000 and due diligence fees not to exceed $15,000.

            On May 2, 2000, the Company sold 406,280 shares of Company common stock under the Agreement. The Company received gross proceeds of $1,900,000 and paid $366,115 in fees for net proceeds totaling $1,533,885. Also on May 2, 2000, pursuant to the Agreement, the Company issued to the investor an incentive warrant to purchase up to 128,000 shares of Company common stock at an exercise price of $7.0149 which expires May 2, 2005.

            In 2001, no additional shares were sold to the investor. In November 2002, the Agreement expired. During 2001, the Company was required to pay approximately $82,000 representing liquidating damages in accordance with the Agreement for failing to effectively file registration statements underlying the incentive warrant.

         ISSUANCE OF COMMON STOCK FOR SERVICES

            In July 2000, the Company entered into an agreement with an unrelated individual for the purchase of a domain name. In July 2000, in accordance with the agreement, the Company issued 2,420 shares of Company common stock to this individual. In December 2000, the Company canceled the agreement in accordance with its terms.

            In January 2001, the Company issued 1,500 shares of common stock pursuant to a business consulting arrangement with an investor, which was completed September 4, 2000.

            In April 2001, the Company issued 65,000 shares of common stock to the Company's outside counsel for legal services rendered in connection with an agreement and plan of merger (see Note 15).

            In August 2001, the Company entered into an agreement for investment banking services. The Company agreed to pay $5,000 of common stock a month, the amount of shares due, to be recalculated quarterly, for one year, payable at the beginning of each three-month period. The Company issued an initial payment of 15,000 shares in October 2001.

               AMERICAN ACCESS TECHNOLOGIES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)


NOTE 15. STOCK-BASED COMPENSATION

         The Company accounts for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees". Compensation cost for stock options and warrants, if any, is measured as the excess of the estimated market price of the Company's common stock at the date of grant, over the amount the recipient must pay to acquire the common stock.

         Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation," established accounting and disclosure requirements using a fair-value-based method of accounting for stock-based employee compensation plans. The Company has elected to retain its current method of accounting as described above, and has adopted the disclosure requirements of SFAS No. 123.

         STOCK OPTION PLAN

            On January 10, 2000, the Board of Directors of the Company ("Board") authorized the 2000 Employee Stock Option Plan ("Stock Option Plan") for those employees, consultants, and advisors (the "Participants") of the Company who, in the judgment of the Company are or will become responsible for the direction and financial success of the Company. The adoption of the Stock Option Plan was ratified by the stockholders on June 29, 2000. The purpose of the Stock Option Plan is to provide the Participants with an increased incentive to make significant contributions to the long-term performance and growth of the Company. The Board authorized that 500,000 employee options and 300,000 board of director options be subject to this plan.

            On January 10, 2000, the Company granted 515,000 employee options and 340,000 board of director options with an exercise price of $5.67 with a life of five years. Subsequent to the grant, 10,000 options were returned to the Company when an employee separated employment. Also in 2000, a former director exercised 60,000 warrants in a cashless transaction for the difference in the exercise price of $5.67 and the closing price of $8.00 on date of exercise and received 17,475 shares of common stock.

            On August 15, 2001, the Board authorized an amendment of the 2000 Stock Option Plan. The Board authorized an additional 500,000 employee options and 300,000 board of director options be subject to this plan at an exercise price of $1.00. The amendment of the Stock Option Plan was ratified by the stockholders on December 21, 2001.

         NON-QUALIFIED STOCK OPTIONS

            On April 9, 2001, the Company entered into employment agreements with three officers of the Company and issued a total of 765,370 options to purchase the Company's common stock at an option price of $2.25 in accordance with such agreements.

               AMERICAN ACCESS TECHNOLOGIES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)


NOTE 15. STOCK-BASED COMPENSATION (Continued)

         WARRANTS

            As of January 1, 2000, the Company had outstanding 1,307,375 warrants to purchase common stock at exercise prices ranging from $6.375 to $28.875, 843,375 of which warrants are outstanding to officer/directors.

            During 2000, the Company issued 1,595,739 warrants to employees and officers/directors to purchase common stock with exercise prices ranging from $2.25 to $10.00. Also during 2000, the Company issued 855,363 warrants in connection with services provided to the Company with exercise prices ranging from $2.25 to $10 and 161,860 warrants in connection with equity transactions with exercise prices of $5.61 and $7.01.

            Also, during 2000, warrants to purchase a total of 5,000 shares of common stock were exercised at $8.00 per share.

            The granting of the warrants in 2000 to consultants resulted in a charge to consulting fees in the amount of approximately $221,000 in 2000 representing the fair value of the 855,363 warrants issued. The 161,860 warrants issued in connection with the negotiation of the sale of common stock, (see Note 14), which have a fair value of $144,772, were recorded as an increase and a decrease to additional paid-in capital and have been offset in the accompanying consolidated financial statements.

            During 2001, the Company issued 350,000 warrants for investment banking services to purchase common stock with exercise prices ranging from $1.25 to $1.65. Also, during 2001, the Company issued 60,000 warrants to outside directors to purchase Company common stock for $2.25 per share. The Company also issued 14,435 warrants to purchase common stock for information technology consulting services at an exercise price of $2.25. Additionally, the Company, pursuant to a 1998 settlement agreement, issued 40,000 warrants to a former officer/director.

            From October 10-15, 2001 holders of outstanding stock purchase warrants, including employees, consultants and investment bankers, exercised 1,286,522 stock purchase warrants at $1.25, $1.65 and $2.25 per share. The Company has received $2,624,674 and issued 1,286,522 shares of its common stock.

            As of December 31, 2001, the Company has remaining outstanding 5,518,575 options and warrants to purchase common stock at exercise prices ranging from $1.00 to $25.00, 4,408,730 of which are options and warrants outstanding to employees and officers/directors.

            The granting of the warrants in 2001 to consultants resulted in a charge to consulting fees in the amount of approximately $56,000, representing the fair value of the 434,435 warrants issued.

               AMERICAN ACCESS TECHNOLOGIES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)


NOTE 15. STOCK-BASED COMPENSATION (Continued)

         FAIR VALUE DISCLOSURES

            Had compensation cost for the options and warrants issued to employees, officers and directors been determined based on the fair value at the grant date consistent with SFAS No. 123, the Company's net loss and loss per share would have been as follows:

                                          2001             2000
                                          ----             ----
            Net Loss:
               As reported          $   (1,441,069)   $  (2,033,793)
                                    ==============    =============
               Pro forma            $   (2,270,953)   $  (3,265,607)
                                    ==============    =============

            Loss Per Share:
               Basic:
                  As reported       $         (.30)   $        (.45)
                                    ==============    =============
                  Pro forma         $         (.47)   $        (.72)
                                    ==============    =============

         The Company used the Black-Scholes option pricing model to determine the fair value of grants made in 2001 and 2000. The following assumptions were applied in determining the pro forma compensation cost:

                                               2001                  2000
                                               ----                  ----

          Risk Free Interest Rate           5.0% - 5.5%               5.5%
          Expected Dividend Yield                --                    --
          Expected Option Life              0.21- 2 1/2years   1 1/2- 2 1/2YEARS
          Expected Stock Price Volatility   122% to 140%         85% to 119%

         Changes in outstanding options and warrants for common stock are as follows:

                                                              2001 Range of                   2000 Range of
                                                  2001        Exercise Price       2000      Exercise Price
                                                  ----        --------------       ----      --------------

            Outstanding at beginning of year    4,700,337    $2.25 to $25.00    1,307,375    $7.20 to $25.00
            Options and warrants granted        2,448,138    $1.00 to $2.25     3,467,962    $2.25 to $10.00
            Options and warrants exercised     (1,286,522)   $1.25 to $2.25       (65,000)   $5.67 to $8.00
            Options and warrants expired         (343,375)   $5.67 to $15         (10,000)       $5.67
                                                ---------                      ----------
            Outstanding at end of year          5,518,578    $1.00 to $25.00    4,700,337    $2.25 to $25.00
                                                =========                      ==========
            Exercisable at end of year          5,358,578                       4,700,337
                                                =========                      ==========

               AMERICAN ACCESS TECHNOLOGIES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)


NOTE 15  STOCK-BASED COMPENSATION (Continued)

         WARRANTS (Continued)

            The following table summarizes information about outstanding options at December 31, 2001:

                           Options Outstanding                                   Options Exercisable
            ------------------------------------------------      -----------------------------------------------
                                     Number         Weighted                             Number         Weighted
                                  Outstanding       Average            Weighted       Exercisable        Average
                 Range of              at          Remaining            Average            at           Remaining
                 Exercise         December 31,    Contractual          Exercise       December 31,     Contractual
                  Prices              2001            Life               Price            2001            Life
                  ------              ----            ----               -----            ----            ----
             $1.00 to $25.00       5,518,578          2.5          $1.00 to $25.00      5,518,578          2.5
                                   =========          ===                               =========          ===



NOTE 16. COMMITMENTS, CONTINGENCIES AND OTHER MATTERS

         PENDING LITIGATION

           CLASS ACTION

            The Company has been named as a defendant in litigation which purports to be a class action filing. In this purported class action, the Plaintiff alleges in the Amended Complaint that the defendants participated in a conspiracy to inflate the price of the Company's common stock through market manipulation, making material misrepresentations and omissions, and other wrongful conduct for the purpose of allowing "insiders" to enrich themselves by selling their personal holdings at the inflated price. The Company denies not only any wrongdoing, but most of the material factual allegations as well and intends to vigorously defend this case. The recently filed Amended Complaint and preliminary investigations of facts appear to support the Company's position. However, no discovery has yet occurred nor has there been any information as to the position being taken by various co-defendants. The Company believes the allegations are baseless, and that it has no material exposure with respect to the matter, and intends to defend its position vigorously. On March 29, 2001, the Company was notified that the venue has been changed from New York to Orlando, Florida. On June 4, 2001, the Company was successful in securing a dismissal in this case. On July 3, 2001, the Plaintiffs filed a Motion to Reopen the case and the Company subsequently filed an opposition to Plaintiff's motion. On August 2, 2001, the judge denied the Plaintiff's motion to reopen, ruling that the case will remain closed.

           JOINT VENTURE

            In a separate matter, on January 26, 2000, the Company entered into a Joint Venture Agreement. The Joint Venture was organized for the purpose of entering into the business of developing and marketing an e-based value added distributor of communications equipment.

               AMERICAN ACCESS TECHNOLOGIES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)


NOTE 16. COMMITMENTS, CONTINGENCIES AND OTHER MATTERS (Continued)

         PENDING LITIGATION (Continued)

          JOINT VENTURE (Continued)

            Pursuant to the Joint Venture agreement, the Company was obligated to provide the following in exchange for a 76% ownership interest in the Joint Venture, AATK.com, LLC.

            o Provide $395,000 of cash to fund operating costs within the first sixty days.

            o Issue 135,000 shares of Company common stock to Vulcan Microsystems, Inc. ("Vulcan") upon successful alpha testing.

            o Guarantee any contracts or obligations for ongoing commitments in connection with technology or management, not to exceed $25,000 per month.

            o Issue to Vulcan 1,000,000 three-year warrants to purchase Company common stock at $25 per share upon acceptance of the alpha site.

            o Immediately following the Joint Venture agreement, the Company entered into a twelve-month technology consulting agreement with two principals of Vulcan, whereby they received warrants to purchase 200,000 shares of Company common stock. These warrants are exercisable for cash only, at an exercise price of $10 per share for the first 180 days and an exercise price of $15 for the remainder of the one-year life, up to January 26, 2001.

            Vulcan had the right to convert its 19% interest in the Joint Venture into Company common stock at any time through January 2005.

            Very soon after the joint venture agreement was reached, the relationship with Vulcan deteriorated. As a result, the joint venture was terminated and litigation resulted.

            On August 6, 2000, Vulcan filed an action against the Company. The allegations of the complaint concern alleged pre-contractual negotiations and alleged misrepresentations made on behalf of the Company. The complaint seeks damages for breach of contract, fraud, negligent misrepresentations, conversion, breach of fiduciary duty and unjust enrichment.

            The Company filed a counterclaim against Vulcan and its principals seeking damages for fraud, breach of fiduciary duty, conversion, and an accounting. The Company believes that Vulcan and its principals misappropriated a significant portion, if not the entire amount of the initial $200,000 the Company funded into the joint venture.

               AMERICAN ACCESS TECHNOLOGIES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)


NOTE 16. COMMITMENTS, CONTINGENCIES AND OTHER MATTERS (Continued)

         PENDING LITIGATION (Continued)

          JOINT VENTURE (Continued)

            At present, the lawsuit is in the discovery stage of litigation. The Company intends to vigorously defend the action and to prosecute the counterclaim. However, neither management, nor legal counsel can predict, with any degree of certainty, the outcome of the case.

            In connection with this joint venture, the Company guaranteed two equipment leases entered into by Vulcan. These leases, which are for a term of thirty-six months, require monthly payments totaling approximately $8,500. The equipment, to the best of the Company's knowledge, is in the possession of Vulcan, which has been making the monthly lease payments.

          TERMINATION OF PROPOSED MERGER

            On April 10, 2001, American Access Technologies, Inc. entered into an Agreement and Plan of Merger with an unrelated entity in which the Company's subsidiary, Dolphin Acquisition Corp., a corporation registered in Delaware, was to have been merged. Subsequent to signing the agreement, the merger candidate suffered material adverse effects to its business condition, which the Company believes so prejudiced the terms of the merger against the Company's shareholders that the Company terminated the agreement on July 2, 2001. The Company filed suit against the entity on July 11, 2001 in the 18th Judicial Circuit Court, Seminole County, Florida, seeking general damages in excess of $15,000 for breach of contract. The merger candidate counter sued for $500,000, the termination payment specified in the agreement, payable under limited circumstances. The Company does not believe that the entity is entitled to the termination payment.

         FORMER CONSULTANT

            On March 17, 1999, a formal settlement agreement was reached relating to certain litigation with a former officer/stockholder of the Company in connection with a modified consulting agreement with the Company. Under this settlement, the consulting agreement dated August 28, 1997 was amended to provide, among other things, that the former officer/stockholder was not required to provide any consulting services and the Company was not required to compensate the former officer/stockholder. The consulting agreement, as amended, provided for, among other things, a term of five years, and additional compensation in the form of an option to purchase 40,000 shares of common stock on the last day of each year of the consulting term, exercisable for three years from date of issue, at an exercise price of 125% of the closing price of the common stock on the date of issue. In addition, under the terms of the settlement agreement, the former officer/stockholder was granted a warrant to purchase 15,000 shares of common stock at an exercise price of $28.875 per share, exercisable on or before March 11, 2004.

               AMERICAN ACCESS TECHNOLOGIES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)


NOTE 16. COMMITMENTS, CONTINGENCIES AND OTHER MATTERS (Continued)

         MAJOR CUSTOMERS

            The Company has one customer that purchased products that represented approximately $459,000 or 11% of sales for the year ended December 31, 2001.

            For the year ended December 31, 2000, the Company had two customers which represented approximately 29% of sales.

                                                               2000
                                                               ----

             Customer A                                      $907,000
             Customer B                                       600,000

         MAJOR VENDORS

            The Company purchases sheet metal and related products from a vendor that represented approximately 54% and 43% of purchases for 2001 and 2000, respectively.

         EMPLOYMENT CONTRACTS

            On April 9, 2001 the Company entered into Employment Agreements with three officers of the Company. Two of the officers were each issued 332,685 options to purchase the Company's common stock at an option price of $2.25. The other officer was issued 100,000 options at the same price.

            The Company had entered into employment agreements with two members of management of Omega. These agreements were for a term of two years commencing in November 1998. The agreements provided, among other things, for combined annual compensation of $250,000 plus profit participation equal to 10% of the net profits of Omega, as defined, in excess of $1,200,000 annually. Both contracts expired in November 2000 and have not been renewed.

         CONTRACTS WITH DISTRIBUTORS

            During 1997, the Company entered into Distributor Agreements with seven distributors. The agreements set forth terms whereby the distributors may purchase products from the Company for resale to their customers within the U.S. and Canada and Mexico when the Company releases its products for sale in those countries. During 1999, the Company entered into additional Distributor Agreements with five distributors. During 2000, an additional six Distributor Agreements were added and in 2001, an additional two Distributor Agreements were added for a total of twenty as of December 31, 2001. The prices for the products covered by the agreements are based upon the intention of the distributors to purchase a minimum number of units as specified in the agreements. Revenue is recorded at such time as the units are shipped to the distributors. The agreements are for a term of one year and are automatically renewed each year thereafter unless terminated by either party, and contain, among other things, a warranty effective for one year after the date of sale.

         PRIVATE LABEL CONTRACTS

            In 2000, the Company implemented a marketing plan that included signing telecommunications industry network providers to Private Label Agreements, in which the Company manufactured its patented zone cabling enclosures and labeled them to the specifications of these providers, or modified its cabinets to the specifications of providers. During 2000, the Company entered into Private Label Agreements with four network providers, and in 2001, with an additional three network providers. The Agreements are in effect for between one and three years, and all automatically renew provided they have not been terminated by either party.

         CO-MARKETING ALLIANCE AGREEMENT

            On August 3, 1999, the Company entered into a Co-Marketing Alliance Agreement with a leading manufacturer of modular office furniture systems ("Manufacturer"). The companies jointly promote the use of products in Herman Miller Ethospace products.

            The agreement is for a term of two years, commencing June 1, 1999, and is to be automatically renewed unless terminated by either party. In conjunction with this agreement, the Company agreed to pay the manufacturer an alliance fee equal to 5% of qualifying net sales, as defined.

            If, during the period of this agreement, the Company proposes to enter into any agreement or transaction which will result in a change in control of the Company, as defined, the Company shall give the Manufacturer the right to enter into such transaction on the same terms, but for a consideration equal to or higher than the proposed transaction.

         LEASE COMMITMENTS

            The Company subleases certain office/warehouse space in Lake Mary, Florida. The lease provides for monthly rent of approximately $11,000 and expires May 30, 2003.

            Future minimum operating lease commitments are approximately as follows:

              Year ending December 31:
                  2002                                      $137,000
                  2003                                        58,000
                                                            --------
                                                            $195,000
                                                            ========

            Rent charged to operations amounted to approximately $120,000 in 2001 and $111,000 in 2000.

         MANAGEMENT AND OPTION TO PURCHASE AGREEMENT

            On March 27, 2001, the Company entered into a Management and Option to Purchase Agreement ("Agreement") relating to its wholly-owned subsidiary Zonecabling.com, Inc. with a former director and officer of the Company ("Executive"), to manage the Business-to-Business e-commerce site with an option to purchase the subsidiary.

            For services provided under the Agreement, the Executive received 213,333 options to purchase the common stock of the Company at an exercise price of $2.25. These warrants, issued upon execution of the Agreement, shall expire on December 31, 2002. In addition, the Company agrees to pay to the Executive 25% of the net profits of Zonecabling.com, Inc. for 2001, the term of the Agreement, or until the Executive exercises his option to purchase Zonecabling.com, Inc.

            In accordance with the Agreement, at any time up to, including, or before December 31, 2002, the Executive shall have the right to purchase all the outstanding common stock of Zonecabling.com, Inc. from the Company for the sum of $500,000, at which time all rights and duties of the Corporation pursuant to Zonecabling.com shall be assigned and delegated to the Executive as his own. In any event, when the common stock price of the Company reaches $6.75 per share, a mandatory conversion of the Executive's warrants into common stock shall occur and he will be required to purchase Zonecabling.com for $500,000. In October 2001, the Executive exercised 104,174 of these options, leaving 109,159 options unexercised. The option to purchase Zonecabling.com has not been exercised.

            The term of the Executive's employment shall continue through the earlier of the Executive exercising his option to purchase Zonecabling.com, Inc., or December 31, 2002. The employment of the Executive may be terminated at any time by mutual agreement of both parties with 30 days notice or by action of the Board of Directors in the event of defaults, as defined.

         CONSULTING AGREEMENTS

            On May 26, 2000, the Company entered into a consulting agreement which was amended on February 1, 2001. The agreement, as amended, provides for the consultant to render investment banking advice to the Company through February 1, 2002. The consultant is to receive
            (i) $35,000, (ii) 300,000 warrants to purchase Company common stock at exercise prices as follows:

               100,000 at $4.75 per share
               100,000 at $6.00 per share
               100,000 at $10.00 per share

            and (iii) 400,000 warrants to purchase Company stock for $2.25 per share.

            On March 15, 2001, the Company entered into an agreement to retain the services of a consultant for a period of six months to provide the Company with general investment banking advice. In exchange for its services, the consultant received a fee of $10,000 and 200,000 warrants to purchase the common stock of the Company. The exercise price of the warrants is at 20% above the average closing price of the Company's common stock on the sixty trading days preceding the execution of the agreement, as reported by the Nasdaq Stock Exchange ($1.65 per share). The warrants shall expire five years after their date of issue, March 15, 2006. The $10,000 fee was paid through he issuance of 15,000 shares of Company common stock.


NOTE 17. NET LOSS PER COMMON SHARE

         The Company computes earnings (loss) per common share in accordance with the provisions of Statement of Financial Accounting Standards
         (SFAS) No. 128, "Earnings per Share" which requires the presentation of both basic and diluted earnings (loss) per share.

         Basic net loss per common share has been computed based upon the weighted average number of shares of common stock outstanding during the periods. The number of shares used in the computation were 4,797,251 and 4,540,847 for the years ended December 31, 2001 and 2000, respectively. Diluted net loss per common share, assuming exercising of the options and warrants granted and convertible preferred stock, is not presented as the effect of conversion is anti-dilutive.

                                                        2001          2000
                                                        ----          ----

         Net Loss                                   $(1,441,069) $(2,033,793)
         Cumulative Preferred Stock Dividend                 --      (14,631)
                                                    -----------  -----------
         Net Loss Allocated to Common Stockholders  $(1,441,069) $(2,048,424)
                                                    ===========  ===========


NOTE 18. FAIR VALUE OF FINANCIAL INSTRUMENTS

         The respective carrying value of certain on-balance-sheet financial instruments approximated their fair value. These instruments include cash and cash equivalents, accounts receivable, notes receivable, line of credit and accounts payable. Fair values were assumed to approximate carrying values for these financial instruments since they are short-term in nature and their carrying amounts approximate fair values or they are receivable or payable on demand.

NOTE 19. SEGMENT INFORMATION

         The Company adopted SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information," in 1998 which changes the way the Company reports information about its operating segments.

         The Company has two reportable segments, zone cabling products and formed metal products. As discussed in Note 1, the Company markets zone cabling products which are manufactured by Omega, a wholly-owned subsidiary. Omega manufactures formed metal products of varying designs for customers, including the Company.

                                                        2001                                     2000
                                        ---------------------------------------   --------------------------------------
                                            Zone         Formed                         Zone       Formed
                                           Cabling        Metal                       Cabling       Metal
                                           Products     Products       Total          Products    Products      Total

         Revenue from external customers   $1,345,796   $2,722,428   $4,068,224      $1,855,889   $3,415,564  $5,271,453
         Intersegment revenue                 152,923      230,854      383,777          79,808      580,278     660,086
         Investment income                     40,662            -       40,662          72,945            -      72,945
         Interest expense                           -       68,413       68,413           1,963            -       1,963
         Depreciation and amortization        152,038      202,695      354,733         259,196      163,965     423,161
         Segment profit (loss)             (1,180,840)    (260,229)  (1,441,069)     (2,655,803)     622,010  (2,033,793)
         Segment assets                    $4,881,468   $2,368,450   $7,249,918      $3,252,035   $2,681,327  $5,933,362

NOTE 20. SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

                                                                                       2001         2000
                                                                                       ----         ----
            Cash paid during the year for:
               Interest                                                             $   68,413   $    1,963
                                                                                    ==========   ==========
            Non-Cash Investing and Financing Activities:
               Equipment acquired through capital lease                             $       --   $  244,379
                                                                                    ==========   ==========
               Deposit of inventory for product line                                $  129,780            $
                                                                                    ==========   ==========
               Note receivable for loan of 197,600 shares treasury stock, at cost   $       --   $1,205,599
                                                                                    ==========   ==========
               Conversion of 10,600 shares of preferred stock to common
                  (see Note 13)                                                     $       --   $1,060,000
                                                                                    ==========   ==========
               Cashless exercise of 60,000 warrants                                 $       --   $       17
                                                                                    ==========   ==========
               Common stock in exchange for domain name                             $       --   $   10,000
                                                                                    ==========   ==========

NOTE 21. SUBSEQUENT EVENT

         On January 11, 2002, the Company entered into an Agreement for the Acquisition of Product Rights ("Agreement") from Bill Sherer Corporation ("BSC") and its principal, Bill Sherer. All rights, entitlements, logos, trademarks, good will and designs pursuant to the Northern Lights/Eclipse Ultraviolet Light Air Cleansing Systems (the "Products") were acquired by the Company in exchange for a one-time cash payment of $50,000, $500,000 in restricted American Access Common Stock, and forgiveness of approximately $123,000 in outstanding accounts receivables carried by the Company on BSC's account.

         In accordance with the agreement, the shares of restricted stock are to be issued upon request by the seller. However, no shares are due and no shares may be requested until January 11, 2003. All shares must be requested by January 11, 2007. Interest on the balance of the $500,000 shall accrue at 5% and is payable in common stock. In no event during the five-year period will BSC or Sherer request or own more than 19.9% of the outstanding stock of the Company.

         Additionally, the Company entered into a Sales and Marketing Agreement with Mr. Sherer, in which Mr. Sherer will provide his services as a consultant and in marketing the Ultraviolet Light Air Cleansing System in exchange for a commission on the sales of those products.

--------------------------------------------------------------------------------

No dealer, salesman or any other person has been authorized to give any information or to make any representation other than those contained in this prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company.

--------------------------------------------------------------------------------

This Prospectus does not constitute an offer of any securities other than those to which it relates or an offer to sell or a solicitation of any offer to buy any securities in any jurisdiction to any person to whom it is unlawful to make such offer in such jurisdiction. The delivery of this Prospectus at any time does not imply that the information herein is correct as of any time subsequent to its date. Notwithstanding the foregoing, the Company has undertaken to amend this Prospectus in the event of any fundamental changes in the affairs of the Company.

                               TABLE OF CONTENTS

Prospectus Summary ...................................................... 2
Risk Factors ............................................................ 4
Use of Proceeds ......................................................... 4
Market for Securities.................................................... 4
Dividend Policy.......................................................... 4
Management's Discussion and Analysis of Results of Operation
  and Financial Condition................................................ 5
Business ................................................................ 8
Management ..............................................................15
Indemnification .........................................................17
Certain Relationships and Related Transactions ..........................18
Security Ownership of Certain Beneficial
  Owners and Management .................................................19
Description of Securities ...............................................20
Selling Shareholder......................................................21
Plan of Distribution/Selling Security Holders ...........................22
Legal Matters ...........................................................23
Experts .................................................................23
Additional Information ..................................................23
Index to Financial Statements ...........................................F-1

UNTIL JULY 31, 2002 (90 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL
DEALERS EFFECTING TRANSACTIONS IN THE REGISTERED SECURITIES, WHETHER OR NOT PARTICIPATING IN THE DISTRIBUTION DESCRIBED HEREIN, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATIONS OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS WITH RESPECT TO THE OFFERING HEREIN.

                                AMERICAN ACCESS
                               TECHNOLOGIES, INC.


--------------------------------------------------------------------------------

                                   PROSPECTUS

--------------------------------------------------------------------------------